H. GRADY THRASHER, IV

d: 404-760-6002

gthrasher@jtklaw.com

September 20, 2011

Alexandra M. Ledbetter U.S. Securities and Exchange Commission Division of Corporation Finance 100 F St. NE Washington, DC 20549

Re:

Joshua Gold Resources Inc., formerly known as Bio-Carbon Systems International Inc. (the “Company”)

Preliminary Information Statement on Schedule 14C

Filed January 10, 2011

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010

Filed July 22, 2011

Amendment No. 1 to Form 10-Q for Fiscal Period Ended March 31, 2011

Filed July 22, 2011

File No. 0-53809

Dear Ms. Ledbetter:

     On behalf of the Company, we are responding to the comments by the staff (the “Staff’”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 29, 2011 (the “Letter”) relating to the above referenced filings.

     We have provided a copy of the above referenced filings, clean and marked to show the changes made to those filings, along with this response letter for your review. For your convenience, we have repeated each comment from the Staff’s Letter immediately prior to our responses below.

Preliminary Information Statement on Schedule 14C

1.      Please note that all outstanding comments relating to your filings will need to be resolved prior to your filing of a definitive information circular on Schedule 14C.

Response:  The Company has not nor will not file a definitive information circular on Schedule 14C until it has resolved all outstanding comments related to its filings.

2.      We note your response to comment 13 from our letter to you dated January 18, 2011. Please indicate whether the solicitation done by mail referenced in your response was done on behalf of the company. We may have further comments.

{00212864. }

Response: The solicitation done by mail referenced in our response was done on behalf of the Company.

Amended No.1 to Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements

3.      We note your amended Form 10-K for the fiscal year ended December 31, 2010 does not include audited financial statements. Please amend your filing to include a full set of audited reports, financial statements and footnotes for all applicable periods. Furthermore, please note this information should be filed under Item 8 of the amended Form 10-K, not as an exhibit. Please refer to the guidelines of Item 8 of the Form 10-K, which states “Financial statements of the registrant and its subsidiaries consolidated shall be filed under this item.”

Response:  The Company has amended its filing to include a full set of audited reports, financial statements and footnotes for all applicable periods and has filed this information under Item 8 of the amended Form 10-K and not as an exhibit.

4.      On a similar note, please ensure your amended filing includes the audit report covering the previous reporting period from Inception (July 10, 2009) through December 31, 2009. We note the financial statements in your initial Form-10K did not include the audit report.

Response:  The Company has included in its amended filing the audit report covering the previous reporting period from Inception (July 10, 2009) through December 31, 2009.

Controls and Procedures, page 17

5.      We note your amended Form 10-K for the fiscal year ended December 31, 2010 does not include the same disclosure regarding your evaluation of disclosure controls and procedures or your management’s report on internal control over financial reporting as filed on April 15, 2010 with your original Form 10-K. Please amend your filing to include the required disclosure as presented in your original Form 10-K. Refer to the requirements of Items 307 and 308 of Regulation S-K for further guidance.

Response:  The Company has amended its filing to include the required disclosure as presented in its original Form 10-K in accordance with the requirements of Items 307 and 308 of Regulation S-K.

Amendment No. 1 to Form 10-Q for the Fiscal Period Ended March 31, 2011

Exhibit 32.1

6.      Please amend your filing to correct the reference to the appropriate quarterly period. Currently, this certificate refers to the “Form 10-Q/A for the quarterly period ended September 30, 2010” and should refer to “the quarterly period ended March 31, 2011.”

Response:  The Company has amended its filing to correct the reference to the appropriate quarterly period in Exhibit 32.1.  The quarterly period now referenced therein is the quarterly period ended March 31, 2011.

Engineering Comments

Amended No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010

General

7.      Please correct your commission file number on the cover of your periodic and current filings to read 000-53809, which was assigned in conjunction with your filing of the Form 10 registration statement on October 28, 2009.

Response: The Company corrected its commission file number on the cover of its periodic and current filings to read 000-53809.

Bio-Carbon Systems International Inc., page 1

8.      The terms developed and production have very specific meanings within Industry Guide 7 (which is available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development state when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. As you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with terms such as explore or exploration. This includes the use of these terms in your financial statement head notes and footnotes. Please refer to Instruction 1 to paragraph (a) of Industry Guide 7.

Response:  The Company, throughout the amended Form 10-K, including the financial statement head notes and footnotes, has removed the terms develop, development and production and has replaced these terms, as needed, with terms such as explore and exploration.

Risk Factors, page 7

9.      As the company does not have a “reserve”, it must be in the “exploration stage,” as defined by Industry Guide 7(a) (1) and (a) (4) (i), respectively. Exploration stage companies are those issuers engaged in the search and evaluation of mineral deposits, which are not engaged in the development of reserves or engaged in production. Please ensure that terms that may imply mineral production are removed from your filing.

Response:   The Company has removed from its amended 10-K the terms that may imply mineral production.

Properties, page 7

10. Please disclose the following information for each of your properties:

  The nature of ownership or interest in the property;
  A description of all interests in your properties, including the terms of all underlying agreements and royalties;
  A description of the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions;
  An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions;
  Certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties;
  The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees; and
  The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b) (2) of Industry Guide 7.

Response: On pages 9-13 of Amendment No. 2 to the Form 10-K, the Company fully discusses the foregoing information for each of its properties and the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

11. Please disclose the information required under paragraph (b) of Industry Guide 7 for all of your material properties listed under this heading. For any properties identified that are not material, please include a statement to the effect, clarifying your intentions. For each material property, include the following information:

  The location and means of access to your property, including the modes of transportation utilized to and from the property;
  Any conditions that must be met in order to obtain or retain title to the property, where you have surface and/or mineral rights;
  A brief description of the rock formations and mineralization of existing or potential economic significance on the property;
  A description of any work completed on the property and its present condition;
  The details as to modernization and physical conditions of the plant and equipment, including subsurface improvements and equipment;
  A description of equipment, infrastructure, and other facilities; the current state of exploration of the property;
  The total costs incurred to date and all planned future costs;
  The source of power and water that can be utilized at the property; and
  If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploration in nature.

Please refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the address provided above.

Response: On pages 9-13, the Company has disclosed in its Amendment No. 2 to the Form 10-K the information required under paragraph (b) of Industry Guide 7 for all the material properties listed under this heading.

12. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the documents to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Item 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

  A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing;
  A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered;
  A north arrow;
  An index map showing where the property is situated in relationship to the state or providence, etc., in which it is located;
  A title on the map or drawing, and the date on which it was drawn; and
  In the event interpretative data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response: Beginning on page 13 of Amendment No. 2 to the Form 10-K, the Company has inserted several small-scale maps showing the location and access to each material property in accordance with Instruction 3(b) to Item 102 of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Recent developments, page10

13. Please provide your basis for preparing the mineral estimates in your Form 10-K in accordance with the requirements of the securities laws in effect in Canada as opposed to those in effect in the United States.

Response: As the Company is based in Canada, the Company has many Canadian investors. As such, the Company prepared the mineral estimates in its Form 10-K in accordance with the requirements of the securities laws in effect in Canada in order to give comfort to its current Canadian investors and to establish credibility with other potential Canadian investors.

     Please find attached as Exhibit “A” hereto the Company’s letter to the Commission providing the requested Tandy representations.

     If you have any questions regarding our responses to the comments in the Letter, please do not hesitate to call. Thank you for assisting with the review process.

Very truly yours,

JOYCE THRASHER KAISER & LISS, LLC

/s/ H. Grady Thrasher, IV

H.	Grady Thrasher, IV

Exhibit “A”

September 20, 2011

Alexandra M. Ledbetter

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Re:

Joshua Gold Resources Inc., formerly known as Bio-Carbon Systems International Inc. (the “Company”)

Preliminary Information Statement on Schedule 14C

Filed January 10, 2011

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010

Filed July 22, 2011

Amendment No. 1 to Form 10-Q for Fiscal Period Ended March 31, 2011

Filed July 22, 2011

File No. 0-53809

Dear Ms. Ledbetter:

     In connection with the letter filed by our securities counsel on September 20, 2011 to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s comment letter dated August 29, 2011, the Company acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Joshua Gold Resources Inc.

/s/ Benjamin Ward

Benjamin Ward

President, CEO, CFO and Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. ~~1~~2)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from	to
Commission file number: 000-~~51030~~53809
Joshua Gold Resources Inc.
(f/k/a Bio-Carbon Systems International Inc.)
(Exact name of registrant as specified in its charter)
Nevada	27-0531073
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

~~72 Birch St. E Chapleau, Ontario~~99 Bronte Road Suite 121 Oakville ON L6L 3B7 Canada ~~P0M 1K0~~			Formatted: English (Canada), Condensed by
			0.1	pt
(Address of principal executive offices)			Formatted: English (Canada), Not Expanded
Registrant's telephone number, including area code: (705) 864-1095			by / Condensed by
SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:			Formatted: Normal, Centered, Indent: First
line: 0", Space Before: 0 pt, Line spacing:
None			single
SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
Title of each class	Name of each exchange on which registered
COMMON STOCK, $0.0001 PAR VALUE	N/A
PREFERRED STOCK, $0.0001 PAR VALUE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes		No
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes		No

     Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) hasbeen subject to such filing requirements for the past 90 days. Yes No

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

     Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Indicate by check mark if the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No

     The aggregate market value of the voting common stock held by non-affiliates of the Registrant (assuming officers, directors and 10% stockholders are {00214079. }

affiliates), based on the last sale price for such stock on June 30, 2010: $26,519,000. The Registrant has no non-voting common stock.

As of April 15, 2011, there were 265,190,416 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

     All of the Registrant's filings may be read or copied at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Information on the hours of operation of the SEC's Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (http://www.sec.gov) that contains reports and proxy and information statements of issuers that file electronically.

	JOSHUA GOLD RESOURCES INC.			Formatted: Level 1
	Form 10-K/A – ANNUAL REPORT
	For the Fiscal Year Ended December 31, 2010
	Table of Contents
			Page	Formatted: Level 1
	PART I
Item 1.	Business	Error! Bookmark not defined.4		Formatted: Indent: Left: 0", First line: 0"
Item 1A.	Risk Factors		8
Item 2.	Properties		8
Item 3.	Legal Proceedings		9
Item 4.	Removed & Reserved	…	9
	PART II
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
	Purchases of Equity Securities		10
Item 6.	Selected Financial Data		11
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations		11
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	…	16
Item 8.	Financial Statements and Supplementary Data		16
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial
	Disclosure		17
Item 9A.	Controls and Procedures		18
Item 9B.	Other Information		19
	PART III
Item 10.	Directors, Executive Officers and Corporate Governance		20
Item 11.	Executive Compensation		20
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related
	Stockholder Matters		21
Item 13.	Certain Relationships and Related Transactions, and Director Independence		21
Item 14.	Principal Accounting Fees and Services		21
	PART IV
Item 15.	Exhibits and Financial Statement Schedules	Error! Bookmark not defined.~~2~~21

{00214079. }

-i-

C:\DOCUME~1\bryan\LOCALS~1\Temp\Rar$DI12.874\Amendement # 2 Form 10K Dec 31, 2010 Redline (00214079).DOCX

PART I

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K/A contains forward-looking statements relating to future events and our future performance within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terms such as "may", "will", "should", "could", "would", “hope”, "expects", "plans", "intends", "anticipates", "believes", "estimates", "projects", "predicts", "potential" and similar expressions intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to future events, future results, and future economic conditions in general and statements about:

  Our future strategy, structure, and business prospects;
  The planned commercialization of our current mineral acquisitions;
  The size and growth of the potential mineral reserves; and
  Use of cash, cash needs and ability to raise capital.

     These statements involve known and unknown risks, uncertainties and other factors, including the risks described in Part I, Item 1A. of this Annual Report on Form 10-K/A, which may cause our actual results, performance or achievements to be materially different from any future results, performances, time frames or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Information regarding market and industry statistics contained in this Annual Report on Form 10-K/A is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources and cannot assure you of the accuracy of the market and industry data we have included.

GENERAL MATTERS

Formatted: Level 1

Our common stock is subject to the "penny stock" rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are applicable to "penny stocks". For the purposes relevant to us, a “penny stock” is any equity security that has a market price of less than $5.00 per share or has an exercise or conversion price of less than $5.00 per share, subject to certain exceptions, constitutes a "penny stock". For any transaction involving a penny stock, unless exempt, the rules require:

  that a broker or dealer approve a person's account for transactions in penny stocks;
  the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased; and
  that a broker or dealer provide certain detailed market information about the market for the applicable company’s securities.

In order to approve a person's account for transactions involving penny stocks, the broker or dealer must:

  obtain financial information, investment experience and investment objectives of the person; and

{00214079. }

C:\DOCUME~1\bryan\LOCALS~1\Temp\Rar$DI12.874\Amendement # 2 Form 10K Dec 31, 2010 Redline (00214079).DOCX

  make a reasonable determination that the proposed transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form:

  sets forth the basis on which the broker or dealer made the suitability determination; and
  that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Following a transaction, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and depress the market value of our stock.

There are additional risks of investing in penny stocks whether in public offerings or in secondary trading, relating to commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions

Formatted: Level 1

Formatted: Centered

Corporate Information

Joshua Gold Resources Inc. (f/k/a Bio-Carbon Systems International Inc.) was incorporated in Nevada on July 10, 2009 as a “shell Company” or “blank check” corporation and on May 20, 2010 the Company was sold to a new shareholder. On June 4, 2010 control of the Company was sold to a new group of shareholders (Group 1), the company’s name was changed to Bio-Carbon Systems International Inc. On December 23, 2010 control of the Company was sold to a new group of shareholders (Group 2). Subsequent to year end, the company’s name will be changed to Joshua Gold Resources Inc.

Unless the context requires otherwise, in this report the terms “BCSI”, the “Company," "we," "us" and "our" refer to Joshua Gold Resources Inc. References to "$" or "dollars" shall mean U.S. dollars unless otherwise indicated. References to "C$" shall mean Canadian dollars.

ITEM 1.

Business

Overview

Formatted: Level 1

January 1, 2010 - December 23, 2010

From January 1 to June 3, 2010 the Company was a blank check shell company for securities purposes. On June 4, 2010 the Company changed its status and became a start-up carbon measuring company based in Sault Ste Marie, Ontario. The Company entered into certain license and consulting agreements with individuals and/or entities controlled by individuals that comprise the Group 1 controlling shareholders. The Company planned to use its licensed intellectual property and technology to conduct airborne and other surveys of forested lands in areas that are difficult to access. Those surveys would have been conducted in a statistically verifiable process designed for use in carbon trading programs to assess the potential value of the surveyed lands as carbon sequestration land parcels in carbon trading, carbon sequestration, and other greenhouse gas emission control, offset and reduction programs.

However, the Company later found that the current North American regulatory and economic framework surrounding the emerging business of carbon measurement, carbon storage, carbon sequestration and carbon trading activities was not economically viable at this time. Therefore, the Company decided not to pursue the carbon business and terminated the license agreements and the consulting agreements on December 23, 2010. The termination has not given rise to any penalties against the Company as the termination was concluded through a mutual agreement of separation.

Subsequent December 23, 2010

Formatted: Level 1

After exiting the carbon measuring business, the Company became a mineral exploration business located in Chapleau, Ontario. The Company’s principal business activity is the ~~acquisition,~~ exploration ~~and development~~ of mineral property interests in Canada. The Company is considered to be in the exploration stage and substantially all of the Company’s efforts are devoted to ~~financing and developing~~exploring these property interests. There has been no determination whether the Company’s interests in unproven mineral properties contain mineral reserves which are economically recoverable.

On December 23, 2010, the Company optioned a 1,550 acre mineral lease in the North West Territories of Canada, approximately two hours north-north-west of Yellowknife.

Formatted: Centered

Management retained an independent geological firm, Aurora Geosciences Inc, to visit the property, named the ‘Carson property’, and write a report under Canada’s National Instrument 43-101(“NI 43-101”), which instrument provides guidelines for the preparation, completion and use of such reports for public companies. The author of this report is David White, a “Qualified Person” under NI 43-101. He has completed the report and it is included as Exhibit 99.~~2~~1 to this annual report. The geological report recommends further exploration of the Carson Property and a phased exploration budget in three stages, along the following outlines: Stage 1 – Geology Program involving updating historical data on the property to modern standards, conducting surface review sampling, and preparing geological mapping. Estimated cost $24,000.

Stage 2 – Geophysics Program where an updated ground magnetic and VLF (very low frequency) survey would be conducted over the entire property. The results would be interpreted in the context of structural controls on known gold showings and applied to other areas of the property. Estimated cost $23,000.

Stage 3 – Diamond Drilling Program would be conducted on areas identified as the Pond, the Chuck Vein, and any prospective geophysical anomalies identified in Stage 2. Estimated cost $820,000.

The Company plans on undertaking Stage 1 in 2011. The results will determine whether and to what extent the Company will implement Stage 2.

The Company will be engaging a geological consultant to evaluate the work programs from the NI 43-101 report and will continue to consider and evaluate other mineral resource exploration properties in North America to ascertain whether those properties should be acquired and explored by the Company.

Mineral Acquisition Agreement – Carson Property

Formatted: Level 1

On December 23, 2010, the Company entered into a mineral property acquisition agreement (the “Acquisition Agreement”) with 2214098 Ontario Ltd. (“2214098”), an Ontario corporation, pursuant to which 2214098 has agreed to sell to the Company the property located 195 kilometers north-northwest of the City of Yellowknife, N.W.T, on the west shore of Damoti Lake in the Indin Lake Greenstone Belt and known as a claim BR2 (the “Carson Property”). The claim covers an area of approximately 1,~~550~~812 acres. Under the Acquisition Agreement, the Company will acquire the Carson Property in consideration for the following payments:

1) the Corporation paying CDN$100,000 to be paid by the Corporation to 2214098 as follows:

a.	$25,000 on or before April 30, 2011;
b.	$10,000 on or before each of September 30th, 2011, 2012, 2013, 2014; and
c.	$35,000 on or before September 30th, 2015;
(2)	the Corporation paying 1,000,000 common shares in the capital of the Corporation (the “Shares”) to

2214098, and deliver the Shares to 2214098 on or before March 30th, 2011;

(3) upon and following the commencement of commercial production, the Corporation shall pay a 2% royalty to John Rapski, and a 1% royalty to 2214098 of net smelter returns (NSR) on the terms and conditions as set out in the Acquisition Agreement.

Formatted: Centered

The 1,000,000 common shares due to be issued to Mr. Rapski have been authorized for issuance and are expected to be issued and delivered to him by the end of April of 2011.

In addition to the royalties described above, the Northwest Territories and Nunavut Mining Regulations require the owner or operator of a mine to pay roylaties to Her Majesty on the value of the mine’s output during that fiscal year an amount equal to the lessor of:

a)	13% of the value of the output of the mine; and
b)	The amount calculated in accordance with the following table.

Value of Output		Royalty Payable of that portion of the
	Value
10,000 or less		0%
In excess of 5 million but not exceeding 10		5%
million
In excess of 5 million but not exceeding 10		6%
million
In excess of 10 million but not exceeding		7%
15 million
In excess of 15 million but not exceeding		8%
20 million
In excess of 20 million but not exceeding		9%
25 million
In excess of 25 million but not exceeding		10%
30 million
In excess of 30 million but not exceeding		11%
35 million
In excess of 35 million but not exceeding		12%
40 million
In excess of 40 million but not exceeding		13%
45 million
In excess of 45 million		14%

Formatted: Centered

The foregoing summary of the Acquisition Agreement is not complete and is qualified in its entirety by reference to the complete text of the Acquisition Agreement which was filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed with Securities and Exchange Commission on December 23, 2010.

Management believes that the Carson property could potentially host economic gold deposits and, upon expert opinion of their geologists, warrants continued mineral exploration on the property.

Mineral Exploration Industry

Formatted: Level 1

By definition, mineral exploration companies have no product or inventory to sell since they are not operating as a mining company.

Management will initially only explore and risk funds in properties that are located in the United States or in Canada where land , lease laws are consistent and enjoy stable local, state, provincial and federal governments.

Mineral exploration companies need to design their exploration budgets in a manner whereby they can be completed by current and reasonably expected financings.

When a mineral exploration company has found a mineral deposit that is potentially economic, the company must meet all environmental and mining regulations. These could include mining permits to be granted by the appropriate state or provincial and local governments. These prerequisites to mining the mineral material can be expensive and take time to comply with. However, when a company has an economic deposit it is easier for the company to raise finances to deal with these expenses and time delays. Management will use accredited, appropriate professionals to represent the company and obtain approvals from the regulatory authorities.

Formatted: Level 1

Competition

The mineral exploration ~~and mining industry~~sector is highly competitive ~~in all phases of exploration, development and production~~. In addition, as the Company has no revenue and does not anticipate earning revenue for the foreseeable future (if ever), the Company expects that it will have to raise substantial sums to conduct its operations and explore the Carson Property and any later acquired property.

The Company competes with a number of other entities and individuals in the search for, and acquisition of, attractive mineral properties, as well as competing with other actors in this industry and in other sectors to raise the capital it requires to conduct its activities and fund its operations.. As a result of this competition, the majority of which is with companies that possess greater financial resources than the Company has, in the future the Company may not be able to acquire attractive properties on terms it considers acceptable.

Furthermore, in raising capital and attracting talented mining and resource exploration professionals, we compete with other resource companies, many of whom have greater financial resources and/or more advanced properties that are better able to attract greater interest or may be (or may be perceived to involve) less risk.

Formatted: Centered

Finally, our business is to search for mineral resource deposits, the value of which fluctuates in line with market values for those resources. Factors beyond our control that relate primarily to international economic conditions may affect the marketability of mineral deposits delineated or mined by us.

Government Regulation

Formatted: Level 1

There are several governmental regulations that materially restrict the exploration for minerals, and the extraction of minerals and any related mining activities, in Canada and in the Northwest Territories. The Company will be subject to the mining laws and regulations in force in Canada and in the Northwest Territories (as well as any other jurisdiction wherein a future-acquired property is located). In order to comply with applicable regulations, the Company may be required to obtain work permits, post bonds and perform remediation work for any physical disturbance to land. As a general matter, management of the Company will attempt to ensure that all budgets for exploration programs include a contingency for regulatory compliance.

Formatted: Font: 11 pt

Employees

Formatted: Level 1

On December 31, 2010, the Company did not have any part-time or full-time employees.

Available Information

Formatted: Level 1

The Securities and Exchange Commission, or the SEC, maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

Formatted: Centered

ITEM 1A.

RISK FACTORS

An investment in our Company is highly speculative in nature and involves an extremely high degree of risk. The following risk factors should therefore be considered when evaluating an investment in the Company.

We are ~~a development~~an exploration stage company with a limited operating history and may never be able to effectuate our business plan or achieve sufficient revenues or profitability; at this stage of our business, even with our good faith efforts, potential investors have a high probability of losing their entire investment.

We are subject to all of the risks inherent in ~~a development~~an exploration stage company. In particular, potential investors should be aware that we have not proven that we can:

  raise sufficient capital in the public and/or private markets;
  have access to a line of credit in the institutional lending marketplace for the expansion of our business;
  respond effectively to competitive pressures; or
  recruit and build a management team to accomplish our business plan.

Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a new business, and our Company is a highly speculative venture involving significant financial risk.

We have a limited track record that would provide a basis for assessing our ability to conduct successful business activities. We may not be successful in carrying out our business objectives.

The revenue and income potential of our proposed business and operations are unproven as a limited operating history makes it difficult to evaluate the future prospects of our business. There is limited information at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Accordingly, we have a limited track record of successful business activities, strategic decision making by management, fund-raising ability, and other factors that would allow an investor to assess the likelihood that we will be successful in marketing our services. As such, there is a substantial risk that we will not be successful in generating sufficient operating revenues or in achieving profitable operations, irrespective of competition.

ITEM 2.

Properties

On December 23, 2010, the Company entered into a mineral property acquisition agreement ~~whereby the Company has purchased the mining lease for~~(the “Acquisition Agreement”) with 2214098 Ontario Ltd. (“2214098”), an Ontario corporation, pursuant to which 2214098 agreed to sell to the Company the property located 195 kilometers north-northwest of the City of Yellowknife, N.W.T, on the west shore of Damoti Lake in the Indin Lake Greenstone Belt and known as a claim BR2 (the “Carson ~~property”). The term of the lease runs until June 30, 2024. The lease is registered at the Northwest Territories Mining Recorder as mining~~

Formatted: Centered

~~lease 3446 and covers an area of approximately 1,550 acres. See Exhibit 99.2.~~Property”). Under the Acquisition Agreement, the Company will acquire the Carson Property in consideration for the following payments:

1) the Corporation paying CDN$100,000 to be paid by the Corporation to 2214098 as follows:

a.	$25,000 on or before April 30, 2011;
b.	$10,000 on or before each of September 30th, 2011, 2012, 2013, 2014; and
c.	$35,000 on or before September 30th, 2015;
(2)	the Corporation paying 1,000,000 common shares in the capital of the Corporation (the “Shares”) to

2214098, and deliver the Shares to 2214098 on or before March 30th, 2011;

(3) upon and following the commencement of commercial production, the Corporation shall pay a 2% royalty to John Rapski, and a 1% royalty to 2214098 of net smelter returns (NSR) on the terms and conditions as set out in the Acquisition Agreement.

The 1,000,000 common shares due to be issued to Mr. Rapski have been authorized for issuance and are expected to be issued and delivered to him by the end of April of 2011.

In addition to the royalties described above, the Northwest Territories and Nunavut Mining Regulations require the owner or operator of a mine to pay roylaties to Her Majesty on the value of the mine’s output during that fiscal year an amount equal to the lessor of:

a)	13% of the value of the output of the mine; and
b)	The amount calculated in accordance with the following table.

Value of Output		Royalty Payable of that portion of the
	Value

10,000 or less		0%

In excess of 5 million but not exceeding 10		5%
million

In excess of 5 million but not exceeding 10		6%
million

In excess of 10 million but not exceeding		7%
15 million

In excess of 15 million but not exceeding		8%
20 million

Formatted: Centered

In excess of 20 million but not exceeding	9%
25 million

In excess of 25 million but not exceeding	10%
30 million

In excess of 30 million but not exceeding	11%
35 million

In excess of 35 million but not exceeding	12%
40 million

In excess of 40 million but not exceeding	13%
45 million

In excess of 45 million	14%

The foregoing summary of the Acquisition Agreement is not complete and is qualified in its entirety by reference to the complete text of the Acquisition Agreement which was filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed with Securities and Exchange Commission on December 23, 2010.

Mineral rights were acquired at the Carson Property location through claim staking. The Carson Property mining claims are an area of open Crown land or Crown minerals rights that a licensed prospector marked out with a series of claim posts and blazed lines. The mining claims were staked in square or rectangular share with boundaries running north, south, east and west astronomically. Claim posts are erected at the corner of each mining claim, and claim boundaries between each post are marked by blazes cut into trees and by cut underbrush. Claim corner post tags identifying the individual claim number are affixed by nails to each corner post.

The Northwest Territories and Nunavut Mining Regulations Territorial Lands Act (the “Mining Act”) authorizes the staking of mineral claims (such as those claims comprising the Carson Property) where the Crown owns the minerals and the carrying out of assessment/exploration work on the mining claims by the claim holder. Mining (i.e. extraction of the minerals) cannot take place until the claims are brought to lease. Mining leases are issued for the express purpose of undertaking mineral, development or mining. The claim holder is entitled to a lease upon fulfilling the requirements of the Mining Act. Currently, the surface and mineral rights are leased by J. Rapski.

The claim comprising the Carson Property is a mining lease. A lease is issued for the express purpose of undertaking mineral development or mining. The lease is a Federal lease.

The claim is identified as mining lease 3446, District 215 of the Northwest Territories, Lease NTS Sheet no. O86B03. The lease was granted on June 30, 1993 and expires on June 30, 2024. Prior to the expiry date, the lease holder can apply to have the lease renewed for an additional 21 year period.

To maintain the claim in good standing, annual lease payments by the lease holder of $1,141 must be paid to the Chief of Financial Analysis for the Federal Department of Indian and Northern Affairs.

Formatted: Centered

The Carson Property is 1,812 acres in area and is most directly accessed via Damoti Lake by float or ski based fixed wing aircraft or helicopter directly from Yellowknife. The Colmac seasonal road runs along the Indin Lake located approximately 5 kilometres to the west. This road originates in Yellowknife and is maintained through the winter months.

The Company must meet the following payments to 2214098 Ontario Ltd. in order to retain title to the Carson Property: CDN $ 25,000 on or before April 30, 2011; at total of CDN $40,000 payable in increments of CDN $10,000 on or before each of September 30, 2011, 2012, 2013, 2014; a further payment of CDN $35,000 on or before September 30, 2015; and delivery of the 1,000,000 common shares of Joshua registered to the Vendor on or before March 30, 2011.

Additionally, annual lease payments by the lease holder of $1,141 must be paid to the Chief of Financial Analysis for the Federal Department of Indian and Northern Affairs.

The Carson Property is underlain by mafic a lesser felsic metavolcanic and subordinate metasedimentary rocks of the Yellowknife Supergroup. Felsic metavolcanic rocks occur at the metavolcanic-metasedimentary contact. Eight major rock assemblages at the property have been delineated by historical exploration work and range from feldspar crystal tuffs, rhyolite, andesite and feldspar porphyry intrusives.

Gold associated with quartz veins (shear zones) or with silicification are found in the metavolcanic and metasedimentary rocks of the Yellowknife Supergroup. In the Indin Lake Supracrustal belt shear-hosted mineralized systems generally occur at or near volcano-sedimentary contacts. Specifically, mineralization on the property occurs as: gold-bearing quartz veins and lenses with pyrite-pyrrohtite and trace chalcopyrite and galena in mafic shear zones; pyrite-pyrrohtite horizons near the contact of the Lovang tuff and Snowden andesite; or as pyritic argillites associated with shear zones in the Oti rhyolite. These gold bearing shear zones occur on the property as three principal northeast-trending shear zones called the Pond, Chuck vein and Hilltop. The potential economic significance of the gold bearing formation and structures on the property is presently unknown.

To date, exploration work conducted by the Company has been limited to the preparation of a National Instrument 43-101 compliant technical report entitled: “Technical Report, Carson Property, INTS: 086G/03, Mackenzie Mining District, Northwest Territories” prepared by Aurora Geosciences Ltd. of Yellowknife, Northwest Territories.

The report summarized and evaluated all the publically available historical work completed in the immediate area of the property. As part of the terms of reference for the report, Aurora also conducted a site visit of the property. Based on the analysis of the historical work at the property, the report recommended additional exploration work be conducted including geological mapping, detailed compilation and interpretation of all historical work, updated VLF and magnetic surveying of the entire property, and diamond drilling. The estimated budget for the additional recommended work is CDN $857,703.00.

Prior to the preparation of the Aurora technical report, diamond drilling in 1947 and prospecting and ground geophysical work completed in 1947, 1981 and 1985 have been reported at the Carson property.

As the property is a “grass roots” exploration prospect, no plant equipment is present and no subsurface improvements are required at the property. Further, no infrastructure or facilities are found on the property and no exploration work is presently underway.

Formatted: Centered

Exploration cost on the Carson Property is limited to the preparation of the Technical Report and is $13,744. The report recommended additional exploration work be conducted including geological mapping, detailed compilation and interpretation of all historical work, updated VLF and magnetic surveying of the entire property, and diamond drilling. The estimated budget for the additional recommended work is CDN $857,703.00.

Sources of water locally is from the abundant local creeks, rivers and small lakes. Local power sources are not available presently. Power (when required) can be provided via portable generators transported to the property.

The Carson Property is presently without known mineral reserves and the proposed work program is exploratory in nature.

The location and access to the Carson Property, as well as its mineral claims and geology, are shown in the small-scale maps provided below.

Formatted: Centered

Formatted: Centered

  Formatted: Centered

ITEM 3.

Legal Proceedings

We are currently not involved in any litigation that we believe could have a material adverse effect on our financial condition or results or operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of the Company , threatened against or affecting the Company or its common stock, or the directors or executive officers of the Company in their respective capacities as such with the Company.

ITEM 4.

Removed & Reserved

None.

Formatted: Level 1

Formatted: Centered

PART II
ITEM 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer

Purchases of Equity Securities

Market Information

Formatted: Level 1

Our common stock is not trading on any stock exchange. We are not aware of any market activity in our stock since our inception and through the date of this filing.

Holders

Formatted: Level 1

As of April 15, 2011, there are 29 record holders of the Company’s issued and outstanding 265,190,416 shares of the common stock and three holders of the 240,000 preferred stock issued and outstanding which accrue cumulative 10% dividends annually on the issue price C$1.00 per share.

Dividend Policy

Formatted: Level 1

We have not declared or paid any cash dividends on our common stock or preferred stock and we do not intend to declare or pay any cash dividend in the foreseeable future. The payment of dividends, if any, is within the discretion of the Board of Directors and will depend on the Company’s earnings, if any, its capital requirements and its overall financial condition and such other factors as the Board of Directors may consider.

Securities Authorized for Issuance under Equity Compensation Plans

Formatted: Level 1

We do not have any equity compensation plans or any individual compensation arrangements with respect to our Common Stock or Preferred Stock. The issuance of any of our common or preferred stock requires the approval of, and is within the discretion of, our Board of Directors, which has the power to issue any or all of our authorized but unissued shares without stockholder approval.

Description of Registrant’s Securities

Formatted: Level 1

The authorized capital stock of our Company consists of 400,000,000 shares of common stock, par value $0.0001 per share, and 100,000,000 shares of preferred stock, par value $0.0001 per share of which there are as at year end 265,190,416 common stock and 240,000 preferred shares issued and outstanding.

All outstanding shares of common stock are of the same class and have equal rights and attributes. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

Formatted: Centered

Preferred shares have the following rights, powers, and designations: non-voting, accrue cumulative 10% dividends per annum on the issue price, compounded annually, retractable for CAD$1, no entitlement to participate in the capital appreciation of the Corporation and rank first over common shares.

Recent Sales of Unregistered Securities

In April 2011, the Company will issue 1,000,000 shares of common stock to 2214098 Ontario Ltd. in consideration for the complete payment and settlement of indebtedness, in an amount equal to $98,450, owed by the Company to 2214098 Ontario Ltd.

Issuer Purchases of Equity Securities

None.

ITEM 6.

Selected Financial Data

As a smaller reporting company, we are not required to provide the information required by this item.

ITEM 7 Operations	Management's Discussion and Analysis of Financial Condition and Results of

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes, included in Item 8 of this Report. Unless otherwise specified, all dollar amounts are U.S. dollars

Overview

On December 23, 2010, the Company~~.~~ became a mineral exploration company through the acquisition of a mineral rights lease. Prior to December 23, 2010, we were a carbon based measuring company.

During the period from inception on July 10, 2009 until the change of control on June 4, 2010 the Company was inactive and incurred only minimal expenses. Subsequent to June 4, 2010, the Company has operated at a low level of activity and, other than the Consulting Agreements entered into on June 4, 2010 with Luc C. Duchesne and Robert G. Cormier, has not entered into employment agreements with any individuals.

The Company’s business plan and objective after June 4, 2010 was to use certain licensed intellectual property to provide services and capitalize on opportunities relating to carbon trading, carbon sequestration, and other greenhouse gas emission control, offset and reduction programs. With the increasing importance of such programs, whether participation in them by businesses is voluntary or as a result of mandatory government regulations, at that time management of the Company believed there were opportunities for property owners and holders of timber harvesting rights to unlock the value of forested lands and other parcels of property as sources and generators of carbon credits.

The Company abandoned the carbon measuring business on December 23, 2010 upon termination of the license and consulting agreements. The results of discontinued operations included in the Company’s financial statements for the year ended December 31, 2010 reflect the activity in this exited business.

Formatted: Level 1

Formatted: Level 1

Formatted: Level 1

Formatted: Level 1

Formatted: Level 1

Formatted: Centered

Recent Developments

Formatted: Level 1

In December, management retained an independent geological firm, Aurora Geosciences Inc, to visit the Carson property and write an evaluation report under Canada’s National Instrument 43-101(“NI 43-101”) guidelines. The author, a Qualified Person under NI 43-101, Dave White completed the report January 2011 and recommended futher exploration and a phased exploration budget. See Exhibit 99.~~2~~1 to this annual report.

RESULTS OF OPERATIONS

Formatted: Level 1

Discontinued Operations

Revenues, Cost of Goods Sold

For the years ended December 31,

	2010	%Change	2009
Revenue	$130,186	N/M*	-
Cost of Goods Sold
Services	130,186	N/M*	-
Royalties	10,918	N/M*	-
Total Cost of Goods Sold	$141,104	N/M*	-

Gross Margin	$(10,918)	N/M*	-

*N/M - Not meaningful

Formatted: Level 1

Revenues

On July 1, 2010, the Company entered into a Master Service Agreement (the “Agreement”) with TransCanada Energy Ltd (“TCE”).

The Company was ~~be~~ engaged to provide TCE with services that were to include, but are not limited to, the following: •Organizing and sub-contracting external parties in connection with the planning, coordination and completion of aerial imagery sub-contracts; •Reviewing sub contract imagery deliverables and performing forest inventory work; •Creating carbon models based on forest inventory; •Creating carbon offset model; •Developing and refining offset project documents; •Creating and presenting information about projects to stakeholders; •Creating offset protocols/ methodologies; and •Conducting feasibility assessments.

During the year-ended December 31, 2010, revenues recognized from the services provided to TCE were $130,186.

Formatted: Centered

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2010 consisted of costs directly related to providing the services to TCE from companies owned by Luc Duchesne and Robert Cormier. Included in cost of goods sold is the royalty fee paid in shares based on the terms of the technology license agreements June 4, 2010 to companies owned by Luc Duchesne and Robert Cormier.

Formatted: Level 1

Professional fees consist of charges for legal services. The increase in 2010 is due to increased filing and disclosure costs as result of being SEC registrant for a full year, and also as a result of the Company commencing operations in 2010 and migrating or converting from a largely inactive shell company to a carbon based measuring company.

Consulting Fees

Formatted: Level 1

Consulting fees represent payments for consulting, support and development costs for the licensed technology that were issued to Luc Duchesne, Robert Cormier or companies owned by them. No such costs were incurred in 2009 since the business was a shell company at that time.

Formatted: Level 1

Interest

Interest expense represents interest accrued on loans from shareholders and other lenders during the year. In 2009, there was no interest payable on the single shareholder loan.

Formatted: Level 1

Stock-based compensation

Formatted: Centered

Stock-based compensation expenses represent the value of the preferred shares issued to certain advisors for services provided in 2010, the value of common shares issued to Luc Duchesne and Robert Cormier for the signing of consultant agreements, for their director services and to other directors for their services. No such costs were incurred in 2009

Liquidity and Capital Resources

Formatted: Level 1

As at December 31,

	2010	2009
Cash and cash equivalents	$24,786	-
Percentage of total assets	9%	-
Working capital deficiency	$(111,319)	$(12,946)

Financial Condition

Formatted: Level 1

The Company requires additional financing to cover costs that we expect to incur in 2011. We have been able to obtain financial support from loans. This will continue in 2011 until the Company is able to secure additional funding from equity financing through the sale of common stock or other securities. Future financings could result in significant dilution of existing stockholders. The Company currently earns no operating revenues. The Company’s ability to continue as a going concern is uncertain and is dependent upon the generation of profits from mineral properties, obtaining additional financing or maintaining continued support from its shareholders and creditors. In the event that additional financial support is not received or operating profits are not generated, the carrying values of the Company’s assets may be adversely affected. Current market conditions make the present environment for raising additional equity financing less favorable.

Future funding requirements will depend on many factors, including but not limited to:

  the geological merits of the Carson property
  results from Phase 1 – Geology program on the Carson property the geological merits of adjacent properties
  selling opportunity of the Carson property to a mineral exploration company or joint-venture and the acquisition of other potential mineral properties

Currently, our only asset and potential revenue generating product is our mineral option agreement. Further exploration is required in order to determine whether the asset can generate significant mineral revenues or be sold for a significant price.

The following financing transactions occurred in 2010 and generated cash proceeds or will generate cash proceeds:

  on June 4, 2010, the Company issued 50,000,000 common shares pursuant to a private placement (12,500,000 common shares to each investor) at a purchase price of C$0.0003 per share, payable by promissory notes (C$3,750 each promissory note);

Formatted: Centered

  on June 4, 2010, the Company issued 96,000,000 common shares pursuant to a private placement to accredited investors at a purchase price of C$0.0003 per share for total proceeds of C$28,800;
  on July 8, 2010, the Company issued 550,000 common shares pursuant to a private placement to accredited investors at a purchase price of C$0.10 per share for total proceeds of C$55,000 two-year term loan of C$25,000 with interest accruing 1% per month shareholder loans have occurred with interest accruing 1% per month at various times through the year and will continue in 2011

Contractual Obligations and Contingencies

	Payments due by period
						More
		Less than				than 5
Contractual obligations	Total	1	year	1–3 years	3–5 years	years
Long-Term Debt - Mineral Acquisition	$100,000	$35,000		$30,000	$35,000	-
Long-Term Debt - Loan 2 year	31,000	-		$31,000	-	-

[Purchase Obligations]	-	-		-	-	-

Total	$131,000	$35,000		$61,000	$35,000	-

Off-Balance-Sheet Arrangements

Formatted: Level 1

As of December 31, 2010, we did not have any off-balance-sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Critical Accounting Policies and Estimates

Formatted: Level 1

Our discussion and analysis of our financial condition and results of operations is based upon our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to our intangible assets, uncollectible receivables, and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from these estimates under different assumptions or conditions.

Formatted: Centered

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our audited consolidated financial statements.

Revenue Recognition

Formatted: Level 1

We recognize revenue when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products has occurred; (iii) the selling price is fixed or determinable; and (iv) collectability is reasonably assured. In addition, we comply with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," which sets forth guidelines in the timing of revenue recognition based upon factors such as passage of title, installation, payments and customer acceptance. Amounts received in excess of revenue recognizable under SAB No. 104 are deferred.

Valuation of Intangible and other Long-lived Assets.

Formatted: Level 1

We periodically assess the carrying value of intangible and other long-lived assets, which requires us to make assumptions and judgments regarding the future cash flows of these assets. The assets are considered to be impaired if we determine that the carrying value may not be recoverable based upon our assessment of the following events or changes in circumstances:

  the asset's ability to continue to generate income from operations and positive cash flow in future periods;
  loss of legal ownership or title to the asset;
  significant changes in our strategic business objectives and utilization of the asset(s); and
  the impact of significant negative industry or economic trends.

If the assets are considered to be impaired, the impairment we recognize is the amount by which the carrying value of the assets exceeds the fair value of the assets. Fair value is determined by a combination of third party sources and discontinued cash flows. In addition, we base the useful lives and related amortization or depreciation expense on our estimate of the period that the assets will generate revenues or otherwise be used by us. We also periodically review the lives assigned to our intangible assets to ensure that our initial estimates do not exceed any revised estimated periods from which we expect to realize cash flows from the technologies. If a change were to occur in any of the above-mentioned factors or estimates, the likelihood of a material change in our reported results would increase.

At December 31, 2010, the net book value of identifiable intangible assets that are subject to amortization totaled $199,960.

We determined that, as of December 31, 2010, there have been no significant events which may have affected the carrying value of the mineral acquisition right.

Stock-based Compensation
We use the fair value method to account for share-based payments.

Formatted: Level 1

Formatted: Centered

Formatted: Centered

Bio-Carbon Systems International Inc.

BIO-CARBON SYSTEMS INTERNATIONAL INC.

(An Exploration Stage Company)

Audited Financial Statements

As of December 31, 2010 and For the Period Inception (July 10, 2009) to December 31, 2009

FINANCIAL INFORMATION

Page

Auditor Letter

29

Balance Sheets

30

Statements of Stockholders’ Deficit

32

Statements of Operations and Comprehensive Loss

33

Statements of Cash Flows

35

Notes to the financial statements

37

Formatted: Centered

Report of Independent Registered Public Accounting Firm

To Stockholders of Bio-Carbon Systems International Inc.

     We have audited the accompanying balance sheet of Bio-Carbon Systems International Inc. as of December 31, 2010, and the related statements of operations, changes in stockholder’s deficit, and cash flows for the year then ended. Bio-Carbon Systems International Inc’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bio-Carbon Systems International Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DNTW Chartered Accountants, LLP

DNTW Chartered Accountants, LLP
Licensed Public Accountants

Markham, Ontario, Canada
April 14, 2011

Formatted: Centered

Bio-Carbon Systems International Inc.

(An Exploration Stage Company)

Balance Sheets

As at

	December 31, 2010	December 31, 2009
ASSETS
Current assets:
Cash	$24,786	-
Accounts receivable	999	-
Notes receivable	14,997	-
Prepaid expense	12,997	-
Accounts receivable from discontinued operations	10,942	-
Total Current Assets	64,721	-

Mineral Rights	199,960

Total Assets	$264,681	-
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$17,580	2,946
Advances from shareholders	39,711	10,000
Due on mineral rights acquisition - current portion	34,993	-
Liabilities from discontinued operations	83,756	-
Total Current Liabilities	176,040	12,946

Due on mineral rights acquisition	64,987	-
Long term liabilities from discontinued operations	26,245	-
Total Long Term Liabilities	91,232	-

Formatted: Centered

Total Liabilities	267,272	12,946
Stockholders' Deficit
Common stock, $0.001 par value; 400,000,000 shares
authorized, 265,190,000 (2009 - 35,000,000) shares
issued and outstanding
Common stock	26,519	3,500
Preferred stock, $0.001 par value; 100,000,000 shares
authorized, 240,000 (2009 - zero) shares issued and
outstanding
Preferred shares	24	-
Shares to be issued	98,450	-
Additional paid in capital	340,196	-
Accumulated other comprehensive income	1,919	-
Deficit accumulated during the exploration stage	(469,699)	(16,446)
Total Stockholders’ Deficit	(2,591)	(12,946)

Total Liabilities and Stockholders’ Deficit	$264,681	-
See accompanying notes to the financial statements.

Formatted: Centered

			Bio-Carbon Systems International Inc.
			(An Exploration Stage Company)
			Statements of Stockholders’ Deficit
		For the Period Inception (July 10, 2009) to December 31, 2010

	Preferred Stock		Common Stock		Additional Acc. Other						Total

	Class A				Shares	Paid	-In		Comprehensive	Accumulated Stockholders
				Par	To be
	Shares	Par Value	Shares	Value	Issued		Capital		Income	Deficit	Deficit

Issuance of stock
for cash			35,000,000	$3,500							$3,500

Net loss										(16,446)	(16,446)

Balance, 31
December 2009			35,000,000	3,500						(16,446)	(12,946)

Issuance of stock
for cash			96,550,000	9,655			70,518				80,173
Issuance of stock
for notes
receivable			50,000,000	5,000			9,435				14,435

Issuance of stock
for services	240,000	24	83,640,416	8,364			260,243				268,631
Issuance of stock
for acquisition for
mineral rights			1,000,000		98,450						98,450

Foreign currency
translation									1,919		1,919

Net loss										(453,253)	(453,253)

Balance, 31
December 2010	240,000	$24	266,190,416	$26,519	$98,450			$340,196	$1,919	$(469,699)	$(2,591)

	See accompanying notes to the financial statements.

Formatted: Centered

Bio-Carbon Systems International Inc.
(An Exploration Stage Company)
Statements of Operations and Comprehensive Loss

	For the	For the Period	For the Period
	Year	from Inception	from Inception
	Ended	(July 10, 2009) to	(July 10, 2009) to
	December	December 31, 2009	December 31,
	31, 2010		2010
Operating expenses
General and administrative	$143	$3,446	$3,589
Professional fees	11,624	13,000	24,624
Total Operating Expenses	11,767	16,446	28,213

Loss From Continuing Operations Before Taxes	(11,767)	(16,446)	(28,213)
Income taxes	-	-	-
Loss from continuing operations	(11,767)	(16,446)	(28,213)
Loss from discontinued operations	(441,486)	-	(441,486)
Net Loss	(453,253)	(16,446)	(469,699)
Foreign currency translation adjustment	1,919	-	1,919
Comprehensive Loss	$(451,334)	$(16,446)	$(467,780)
Net loss per common share - basic and diluted
Continuing operations	$0.00	$0.00
Discontinued operations	$0.00	$0.00
Weighted average number of shares outstanding -

Formatted: Centered

basic and diluted

167,399,518

35,000,000

See accompanying notes to the financial statements.

Formatted: Centered

Bio-Carbon Systems International Inc.
(An Exploration Stage Company)
Statements of Cash Flows
		For the Period		For the Period
		from Inception		from Inception
	For the Year	(July 10, 2009) to		(July 10, 2009) to
	Ended December	December 31,		December 31,
	31, 2010	2009		2010
Cash flows for continuing operations
Operating activities
Net loss from continuing operations	$(11,767)	$(16,446)		$(28,213)
Change in non-cash working capital balances:				-
Accounts receivable	(999)	-		(999)
Prepaid expenses	(12,997)	-		(12,997)
Accounts payable and accrued liabilities	14,634	2,946		17,580
Net cash used in operating activities from continuing operations	(11,129)	(13,500)		(24,629)
Financing activities
Advances from shareholders	29,711	10,000		39,711
Issuance of common stock for cash		3,500		3,500
Net cash provided by financing activities from continuing operations	29,711	13,500		43,211

Net increase in cash from continuing operations	18,582	-		18,582
Cash flows for discontinued operations
Operating activities
Loss from discontinued operations	(441,486)	-		(441,486)
Items not affecting cash
Stock-based compensation	270,859	-		270,859
Interest accrued on the long term loan for discontinued operations	1,213	-		1,213
Change in non-cash working capital balances:
Accounts receivable from discontinued operations	(10,942)	-		(10,942)
Liabilities for discontinued operations	61,585	-		61,585
Net cash used in operating activities	$(118,771)	-		$(118,771)
					Formatted: Centered

Financing activities
Advances from shareholders	22,171		- 22,171
Proceeds from long term debt	24,995		- 24,995
Issuance of common stock for cash	83,783		- 83,783
Net cash provided by financing activities	130,949		- 130,949

Net increase in cash from discontinued operations	12,178		- 12,178
Effect of foreign currency translation	(5,974)	-	(5,974)
Net increase in cash	24,786		- 24,786
Cash - beginning of year	-	-	-
Cash - ending of year	$24,786	- $	24,786

See accompanying notes to the financial statements.

Formatted: Centered

Bio-Carbon Systems International Inc.
(An Exploration Stage Company)

Notes to the Financial Statements
(expressed in U.S. dollars except as otherwise noted)

1. Nature of Operations and Organization

     Bio-Carbon Systems International Inc. (June 4, 2010 known as ABC Acquisition Corp. 1501, collectively referred to herein as “BCSI”, or the “Company”), was incorporated on July 10, 2009 in the state of Nevada. The Company intends to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business.

     From January 1 to June 3, 2010 the Company was a blank check shell company. On June 4, 2010, On June 4, 2010 the Company changed its status and became a start-up carbon measuring company based in Sault Ste Marie, Ontario. The Company entered into certain license and consulting agreements with individuals and/or entities owned by former directors. The Company planned to use its licensed intellectual property and technology to conduct airborne and other surveys of forested lands in areas that are difficult to access. Those surveys would be conducted in a statistically verifiable process designed for use in carbon trading programs to assess the potential value of the surveyed lands as carbon sequestration land parcels in carbon trading, carbon sequestration, and other greenhouse gas emission control, offset and reduction programs.

     However, the Company later found that the current North American regulatory and economic framework surrounding the emerging business of carbon measurement, carbon storage, carbon sequestration and carbon trading activities was not economically viable at this time. Therefore, the Company decided not to pursue the carbon business and terminated the license agreements and the consulting agreements on December 23, 2010. The termination has not given rise to any penalties against the Company as the termination was concluded through a mutual agreement of separation.

     After exiting the carbon measuring business, the Company became a mineral exploration business located in Chapleau, Ontario. The Company’s principal business activity is the exploration of mineral property interests in Canada. The Company is considered to be in the exploration stage and substantially all of the Company’s efforts are devoted to exploring these property interests. There has been no determination whether the Company’s interests in unproven mineral properties contain mineral reserves which are economically recoverable.

     On December 23, 2010, the Company optioned a 1,550 acre mineral lease in the Canadian territory, the North West Territories, two hours north-north-west of the capital city of Yellowknife.

     Management retained an independent geological firm, Aurora Geosciences Inc, to visit the property, named the ‘Carson property’, and write a report under National Instrument 43-101(“NI 43-101”) guidelines evaluating such. The author, a Qualified Person under NI 43-101, Dave White completed the report and recommended further exploration and a phased exploration budget in three stages.

2. Basis of Presentation

     The accompanying audited financial statements of Bio-Carbon Systems International Inc., have been prepared in accordance with accounting principles generally accepted in the United States of America.

Formatted: Centered

3.	Going Concern

     The financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operation.

     The Company has incurred a net loss of $453,253 for the year ended December 31, 2010 (2009 - $16,446), and a working capital deficit of $111,319 (2009 – 12,946). This casts substantial doubt on the Company’s ability to continue as a going concern unless it can generate net profit and raise adequate financing.

     The Company has been seeking additional debt or equity financing to support its operations until it becomes cash flow positive. There can be no assurances that action and plan such as above will be sufficient for the Company to continue operating as a going concern.

     The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts classified as liabilities that might be necessary should the Company be unable to continue in existence. These adjustments could be material.

4.	Change in Functional Currency

     On June 4, 2010, the Company entered into two license agreements from related companies, owned by former directors, and started to conduct the majority of its business in Canada. As a result, the Company changed its functional currency from US dollar to Canada dollar effective June 4, 2010.

5.	Significant Accounting Policies Exploration Stage Company

     The Company is an exploration stage company. The Company is still devoting substantially all of its efforts on establishing the business. All losses accumulated, since inception, have been considered as part of the Company’s exploration stage activities.

Foreign Translation Adjustment

     The accounts of the Company, a US registered Company whose functional currency is the Canadian dollar, were translated into United States dollars in accordance with the provisions of ASC 830, Foreign Currency Matters. In accordance with the provisions of ASC 830, transaction gains and losses on these assets and liabilities are included in the determination of income for the relevant periods. Adjustments resulting from the translation of the financial statements from their functional currencies to United States dollars are accumulated as a separate component of accumulated other comprehensive income and have not been included in the determination of income for the relevant periods.

Discontinued operations

The discontinued operations has been reported separately in accordance with the provisions of ASC 205-20,

Presentation of Financial Statements – Discontinued operation, which provides guidance on when the results of operations of a component of an entity that either has been disposed of or is classified as held for sale would be reported as a discontinued operation in the financial statements. A component of an entity comprises operations and cash flows

Formatted: Centered

that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit.

Use of estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Some of the Company's more significant estimates include those related to uncollectible receivables, stock-based compensation, equity instruments, and its intangible assets. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

Comprehensive Income

     The Company follows the guidance in ASC 220, Comprehensive Income. ASC 220 establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements.

Comprehensive income is presented in the statements of changes in stockholders' deficit, and consists of foreign currency translation adjustments. ASC 220 requires only additional disclosures in the financial statements and does not affect the Company's financial position or results of operations.

Fair value of financial instruments

     The Company measures its financial assets and liabilities in accordance with the requirements of ASC 820, Fair Value Measurements and Disclosures, and elects not to disclose fair value information about financial assets and liabilities for which fair value was not readily available.

Impairment of long-lived assets

     In accordance with ASC 360, Property and Equipment, long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company evaluates annually at year end whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value.

Income Taxes

     The Company accounts for income taxes pursuant to ASC 740, Income Taxes. Deferred tax assets and liabilities are recorded for differences between the financial statements and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

Stock-based compensation

     The Company accounts for Stock-Based Compensation in accordance with ASC 718, Compensation – Stock Compensation. ASC 718 establishes standards for the accounting for transactions in which an entity exchanges its equity

Formatted: Centered

instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity ’ s equity instruments or that may be settled by the issuance of those equity instruments. ASC 718 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. ASC 718 requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost is measured based on the fair value of the equity or liability instruments issued.

Net loss per share

     The Company accounts for loss per share pursuant ASC 260, Earnings Per Share, which requires disclosure on the financial statements of “basic” and “diluted” earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus common stock equivalents (if dilutive) related to stock options and warrants for each year.

     There were no dilutive financial instruments for the year ended December 31, 2010 and the period from inception (July 10, 2009) to December 31, 2009.

Recently Issued Accounting Pronouncements

     From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

     In October 2009, the Financial Accounting Standards Board (“FASB”) issued an amendment to the accounting standards related to the accounting for revenue in arrangements with multiple deliverables including how the arrangement consideration is allocated among delivered and undelivered items of the arrangement. Among the amendments, this standard eliminates the use of the residual method for allocating arrangement consideration and requires an entity to allocate the overall consideration to each deliverable based on an estimated selling price of each individual deliverable in the arrangement in the absence of having vendor-specific objective evidence or other third party evidence of fair value of the undelivered items. This standard also provides further guidance on how to determine a separate unit of accounting in a multiple-deliverable revenue arrangement and expands the disclosure requirements about the judgments made in applying the estimated selling price method and how those judgments affect the timing or amount of revenue recognition. This standard, for which the Company is currently assessing the impact, became effective for the Company on January 1, 2011.

     In January 2010, the FASB issued (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820), “Improving Disclosures about Fair Value Measurements” (“ASU No. 2010-06”). ASU No. 2010-06 requires new disclosures about significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for such transfers and in the reconciliation for Level 3 fair value measurements, the requirement to disclose separately information about purchases, sales, issuances and settlements. The Company adopted the provisions of ASU No. 2010-06 on January 1, 2010, except for disclosures about purchases, sales, issuances and settlements in the reconciliation for Level 3 fair value measurements. Those disclosures will be effective for financial statements issued for fiscal years beginning after December 15, 2010. The Company does not expect the impact of its adoption to be material to its financial statements.

     In July 2010, the FASB issued (ASU) No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. ASU No. 2010-20 requires companies that hold financing receivables, which include loans, lease receivables, and the other long term receivables to provide more information in their disclosures about the credit quality of their financing receivables and the credit reserves held against them. On December

Formatted: Centered

31, 2010, we adopted all amendments that require disclosures as of the end of a reporting period, and on January 1, 2011, the Company adopted all amendments that require disclosures about activity that occurs during a reporting period (the remainder of this ASU). The adoption of this ASU did not have a material impact on the Company’s financial statements.

6. Mineral rights

     On December 23, 2010, the Company entered into a mineral property acquisition agreement (the “Acquisition Agreement”) with 2214098 Ontario Ltd. (“2214098”), an Ontario corporation, pursuant to which 2214098 has agreed to sell to the Company the property (“mining lease”) located 195 kilometers north-northwest of the City of Yellowknife, N.W.T, on the west shore of Damoti Lake in the Indin Lake Greenstone Belt and known as a claim BR2 (the “Carson Lake Property”). The claim covers an area of 1549.5 acres. Under the Acquisition Agreement, the Company will acquire the Carson Lake Property in consideration for the following payments.

(1) the Corporation paying CDN$100,000 to be paid by the Corporation to 2214098 as follows:

a.	$25,000 on or before April 30, 2011;
b.	$10,000 on or before each of September 30th, 2011, 2012, 2013, 2014; and
c.	$35,000 on or before September 30th, 2015;

(2) the Corporation paying 1,000,000 common shares in the capital of the Corporation (the “Shares”) to 2214098, and deliver the Shares to 2214098 on or before March 30th, 2011;

(3) upon and following the commencement of commercial production, the Corporation shall pay a 2% royalty to John Rapski, and a 1% royalty to 2214098 of net smelter returns on the terms and conditions as set out in the Acquisition Agreement

     The Company's intangible assets consist of the value of mineral acquisition agreement with 2214098 Ontario Ltd. The mineral acquisition agreement is a single mining lease that expires June 30, 2024. Therefore, the agreement is being amortized using the straight-line method over the term of the mining lease (13.5 years). Amortization expense for the year ended December 31, 2010 was nil.

     The Company determined that, as of December 31, 2010, there have been no significant events which may affect the carrying value of the mineral acquisition agreement.

7.	Related Party Transactions

     During the year, the Company has entered into licensing agreements with related companies, owned by former Directors, Luc C. Duchesne and Robert G. Cormier. The Company paid 37,500,000 common shares, with value of $10,918 as royalty fee for these two license rights.

     During the year, the Company paid services fee of $130,186 as discontinued cost of goods sold to a related company, owned by former Director, Robert G. Cormier.

     During the year, the Company paid consulting fee of $61,533 to two former directors, Luc C. Duchesne and Robert G. Cormier.

     During the year, the Company received loans from a current director or a company owned by a current director, Ben Fuschino. The loans accrue interest at 1% per month. At year end, the balance due was $15,000.

Formatted: Centered

     During the year, the Company entered into an advisor agreement that provided a current director, Ben Fuschino, 60,000 preferred shares valued at $57,738 and $7,000 for services provided up to date and to year end.

8.	Discontinued Operations

     On June 4, 2010, the Company entered into two license agreements with related parties, owned by former directors (the “Licensors”) to acquire exclusive, non-transferable and irrevocable rights to develop and commercialize certain intellectual property that is to be used in conducting airborne and other surveys of forested lands and quantifying the value of forested lands and other parcels of property within the context of carbon trading programs. To facilitate the use of the two license rights, the Company entered into consulting agreements with Luc C. Duchesnes and Rober G. Cormier, pursuant to which Mr. Duchesne and Mr. Cormier will provide the Company with management and advisory services with respect to the intellectual property licensed to the Company under those licenses.

Formatted: Centered

     Near year end, the Company determined not to pursue the carbon business and elected to terminate the License Agreements and the Consulting Agreements as of December 23, 2010. The termination has not given rise to any penalties against the Company, as it was concluded through a mutual agreement of separation.

     The Company's results of operations related to discontinued operations for the years ended December 31, 2010 and 2009 are as follows:

Years ended December 31,
	2010	2009
	$	$
Revenue
	130,186	-
Cost of Goods Sold
Services
	130,186	-
Royalties
	10,918	-
Total Cost of Goods Sold
	141,104	-

Gross Margin
	(10,918)	-

Operating expenses
General and administrative
	2,997	-
Professional fees
	89,725	-
Consulting fees
	88,707	-
Interest Expense
	2,826	-
Stock-based compensation
	246,313	-

-
Total operating expenses		-
430,568

Loss from discontinued		-
operations net of tax	(441,486)

9.	Advance from shareholders
The advances from shareholders bear interest at 1% per month, unsecured and due on demand.
10.	Due on mineral rights acquisition

Formatted: Centered

     There are payments due on the Carson Lake Property mineral rights acquisition of $100,000 (note 6),which bears no interest, and is repayable over the next five years as follows: 2011

$35,000

2012

10,000

2013

10,000

2014

10,000

2015

35,000

Total	$100,00
0

11.	Long term liabilities from discontinued operation

     The long term liabilities from discontinued operations is a two year loan of $25,000, bearing interest at 1% per month, and is repayable on July 28, 2012. Accrued interest on the loan will total $6,000 over the two year term.

Formatted: Centered

12.	Shareholders’ Equity
a)	Common shares

Issued for cash at par value Balance as of December 31, 2009

Issued for Directors’ services at C$0.0003 per share Issued at C$0.0003 per share for technology licenses royalties Issued at C$0.0003 per share for consulting services Issued in a private placement at C$0.0003 per share for notes receivable Issued in a private placement at C$0.0003 per share for cash Issued in a private placement at C$0.10 per share for cash Issued in a private placement at C$0.10 per share for legal services To be issued for Mineral Rights acquisition

Common stock as at December 31, 2010

Common Shares	Total
Issued
#	$
35,000,000	3,500
35,000,000	3,500
6,500,000	1,876
37,500,000	10,826
39,500,000	11,403
50,000,000	14,453
96,000,000	27,714
550,000	52,459
140,416	13,573
1,000,000
98,450
266,190,416	234,237

b) Class A Preferred Stock

     During the year, the Company paid C$240,000 consulting fees to advisors in the form of 240,000 Class A preferred shares (non-convertible). The Class A Preferred Shares were issued for C$1.00 per share, are non-participating and non-voting and accrue cumulative dividends a the rate of 10% per annum. The Company may retract the shares at any time upon the payment of C$1.00 per share plus any unpaid dividends. In the event of any wind-up of the Company, the Class A Preferred Shares have a priority distribution equivalent to C$1.00 per share plus any unpaid dividends before any distribution to the common shareholders.

Formatted: Centered

	Preferred	Total
	Shares Issued
	#	$
Balance as of December 31, 2009	-	-
Issued to advisors for services	240,000	230,952
Balance as of December 31, 2010	240,000	230,952

Formatted: Centered

13. Financial Instruments

Foreign Currency Risk

     The Company is exposed to currency risks due to certain payables that are to be settled in US funds. We monitor our foreign currency exposure regularly to minimize our foreign currency risk exposure.

Concentration of Credit Risk

     The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. During fiscal 2010, the Company derived 100% of its revenue from one customer. All receivable from this customer has been received and related to the discontinued operations.

Liquidity Risk

     The Company is exposed to liquidity risk as its continued operations are dependent upon obtaining additional capital or achieving profitable operations to satisfy its liabilities as they come due.

Fair Values

     The Company’s financial instruments consist of cash, accounts receivable, notes receivable, accounts receivable from discontinued operation, accounts payable and accrued liabilities, advances from shareholders, liabilities for discontinued operation, due on mineral rights acquisition, and long term liabilities for discontinued operation. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values due to the short-term maturity of these instruments.

Concentrations and Credit Risk

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. During fiscal 2010, the Company derived 100% of its revenue from one customer from its discontinued operations.

14. Subsequent Events

There are no subsequent events to report.

Formatted: Centered

Effective June 4, 2010, in connection with the change of control of the Company that occurred on that date, the Company changed auditors. Accordingly, the Company terminated its relationship with UHY LLP ("UHY") as independent registered public accounting firm for the Company. UHY, Southfield, Michigan, USA was previously engaged to audit our financial statements for the year ended December 31, 2009. The decision to change accountants was approved and ratified by the Company’s Board of Directors. The report of UHY on the financial statements of the Company for the year ended December 31, 2009 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principle, except for an explanatory paragraph relative to the Company’s ability to continue as a going concern. Additionally, since the inception of the Company in July 2009, in the 2009 fiscal year and in any subsequent interim period there were no disagreements with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

While UHY was engaged by the Company, there were no disagreements with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure with respect to the Company, which disagreements if not resolved to the satisfaction of UHY would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company’s financial statements for the fiscal year ended December 31, 2009.

The Company provided UHY with a copy of the disclosures to be included in item 4.01 of this current report on Form 8-K and requested that UHY furnish a letter addressed to the Securities and Exchange Commission stating whether or not UHY agrees with the foregoing statements. A copy of the letter from UHY to the Commission, dated June 4, 2010, is attached as Exhibit 16.01 on the Report on Form 8-K.

The Company engaged Soberman, LLP, of Toronto, Ontario, Canada as the Company’s independent registered public accounting firm as of June 4, 2010.

On March 11, 2011, the “Company” dismissed Soberman LLP ("Soberman"). The Company had engaged Soberman to audit its financial statements for the year ended December 31, 2010. The decision to change accountants was approved and ratified by the Company’s Board of Directors. No report on the financial statements of the Company was delivered by Soberman, and therefore there were no reports by Soberman to the Company and/or its management containing an adverse opinion or disclaimer of opinion, nor were there any reports delivered that were qualified or modified as to uncertainty, audit scope, or accounting principle. Additionally, since having engaged Soberman on June 4, 2010, no disagreements arose between Soberman and the Company (and/or its management) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure with respect to the Company, which disagreements if not resolved to the satisfaction of Soberman would have caused it to make reference to the subject matter of the disagreements in connection with any report on the Company’s financial statements for any period audited by Soberman.

The Company provided Soberman with a copy of the disclosures to be included in Item 4.01 of the Report on Form 8-K and requested that Soberman furnish the Company with a letter addressed to the Commission stating whether or not Soberman agrees with the foregoing statements. A copy of the letter from Soberman to the Commission, dated March 29, 2011, is attached to the Report on Form 8-K filed by the Company on April 4, 2011.

Formatted: Centered

ITEM 9A. Controls and Procedures a) Evaluation of Disclosure Controls and Procedures

~~We maintain~~An evaluation was carried out by our President and Chief Financial Officer of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act ~~Rule~~Rules 13a-15(e~~))~~) and 15d-15(e)). Based upon that ~~are designed~~evaluation, the President and Chief Financial Officer concluded that, as of the end of the period covered in this report, the disclosure controls and procedures were not effective to ~~assure~~ensure that information required to be disclosed in ~~our~~ reports filed under the Securities Exchange Act ~~reports~~of 1934 is recorded, processed, summarized and reported within the required time periods ~~specified in the Securities and Exchange Commission’s rules and forms, and that such information~~ and is accumulated and communicated to our management~~, including our Chief Executive Officer and Chief Financial Officer, as~~ as appropriate~~,~~ to allow timely decisions regarding required ~~disclosures. As required by Exchange Act Rule 13a-15(b), as of the end of the period covered by this report, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our~~ disclosure ~~controls and procedures and concluded~~.

Management does not expect that ~~our~~its disclosure controls and procedures ~~were ineffective as of~~ or its internal controls will prevent all error or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the ~~date of~~ inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. To address the ~~original filing of this Form 10-K and remain ineffective as of the date of filing of this amended 10-K due to limited~~material weaknesses, management performed additional analysis and other post-closing procedures in an effort to ensure its financial statements included in this annual report have been prepared in accordance with generally accepted accounting principles. Accordingly, management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented. b) Management’s Report on Internal Control of Financial Reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting ~~personnel, inadequate~~as defined in Rule 13a-15(f) under the Securities Exchange Act, as amended. Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses were identified.

As of December 31, 2010, the Company (as a company in the exploration stage) did not have any staff including trained accounting staff, adequate accounting policies and procedures, ~~and a lack of~~an advanced accounting system, segregation of duties ~~due to limited~~. This has resulted in inconsistent practices which impact timely financial ~~resources and the size of our company. We will need to adopt additional disclosure controls and procedures prior to commencement of~~reporting.

Formatted: Underline

Formatted: Font color: Auto Formatted: Font color: Auto Formatted: Font color: Auto Formatted: Font color: Auto Formatted: Font color: Auto Formatted: Font color: Auto Formatted: Font color: Auto Formatted: Font color: Auto Formatted: Font color: Auto Formatted: Font color: Auto Formatted: Font color: Auto Formatted: Font color: Auto Formatted: Font color: Auto Formatted: Font color: Auto Formatted: Font color: Auto Formatted: Font color: Auto Formatted: Font color: Auto

Formatted: Font color: Auto

Formatted: Font color: Auto Formatted: Font color: Auto

Formatted: Font color: Auto Formatted: Font color: Auto Formatted: Font color: Auto

Formatted: Centered

Because of these material ~~operations. Consistent therewith,~~weaknesses, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2010 based on ~~an on-going basis we will evaluate~~ the ~~adequacy of our controls~~criteria established in "Internal Control-Integrated Framework" issued by the COSO.

To address these material weaknesses, the Chief Financial Officer will be reviewing the company’s staffing requirements, implementing proper accounting policies and procedures and developing an efficient back end office using well known software applications based on resources. b

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

c) Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the last fiscal quarter covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.

Other Information

None.

Formatted: Font color: Auto Formatted: Font color: Auto Formatted: Font color: Auto

Formatted: Left, Space After: 0 pt, Line spacing: single Formatted: Font color: Auto Formatted: Font color: Auto

Formatted: Space Before: 0 pt, After: 0 pt, Line spacing: single

Formatted: Underline

Formatted: Left, Space Before: 0 pt, After: 0 pt, Line spacing: single

Formatted: Level 1

Formatted: Level 1

Formatted: Centered

PART III
ITEM 10.	Directors, Executive Officers and Corporate Governance
.
			Date assumed
Name	Position	Age	Executive
			Officer,
			Director Position

Ben Fuschino	Director	49	December 23, 2010
Ryan Bignucolo	Director, President, Secretary	37	December 23, 2010
Ben Ward	Director	30	June 4, 2010
	Chief Financial Officer, Treasurer		December 23, 2010

The Company’s officers will not be paid any remuneration for their service, although the Board of Directors may determine to authorize the accrual of payments which would then be paid or otherwise satisfied in the future. The current members of the Board of Directors will serve for an indeterminate term, until the next meeting of the shareholders of the Company or until they resign (if sooner).

ITEM 11.	Executive Compensation
Name	Position	Compensation

Ryan Bignucolo	Director, President, Secretary	Nil
Ben Ward	Chief Financial Officer	$600 based on the value of 2,000,000 common shares issued
for director services in 2010
.

Formatted: Centered

ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of	Percent of
		Beneficial Ownership	Class
Common Shares	Ryan Bignucolo, 1 Richard St, Chapleau,	58,000,000	21.87%
	Ontario, P0M 1K0
Common Shares	Ben Fuschino, 883 Isabel St. Woodstock,	52,000,000	19.61%
	Ontario, N4S 2A7
Common Shares	Ben Ward, 115 Syndenham St, Dundas,	8,000,000	3.02%
	Ontario L9H 2V5
Common Shares	Management as a Group	118,000,000	44.5%

ITEM 13.	Certain Relationships and Related Transactions, and Director Independence

During the year, the Company has entered into licensing agreements with related companies, owned by former Directors, Luc C. Duchesne and Robert G. Cormier. The Company paid 37,500,000 common shares, with value of $10,918 as royalty fee for these two license rights.

During the year, the Company paid services fee of $130,186 (which was accounted for as cost of goods sold) to a related company owned by former Director, Robert G. Cormier.

During the year, the Company paid consulting fees of $61,533 to two former directors, Luc C. Duchesne and Robert G. Cormier.

During the year, the Company received loans from a current director or a company owned by a current director, Ben Fuschino. The loans accrue interest at 1% per month. At year end, the balance due was $15,000.

During the year, the Company entered into an advisor agreement that provided a current director, Ben Fuschino, 60,000 preferred shares valued at $57,738 for services provided up to date and to year end.

ITEM 14.	Principal Accounting Fees and Services

	2010		2009
Audit Fees	$11,624	*	$3,500
Audit-Related Fees	-		-

*excludes fees incurred in 2011 related to the 2010 audit
				Formatted: Centered

	PART IV			Formatted: Level 1

ITEM 15.	Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of the report:

(1) Financial Statements included in Part II of this report are attached hereto as Exhibit 99.1 to this report.
(2) Financial Statement Schedules are attached hereto as Exhibit 99.1 to this report.
(3) List of exhibits required by Item 601 of Regulation S-K. See part (b) below.

(b) Exhibits: The following exhibits are filed as a part of this report:

Exhibit
	Exhibit Description		Incorporated by Reference
Number

3.1	Articles of Incorporation		Exhibit 3.1 to the Registrant’s Registration
Statement on Form 10-12G filed with the
Commission October 28, 2009

3.2	By-Laws of the Registrant		Exhibit 3.2 to the Registrant’s Registration
Statement on Form 10-12G filed with the
Commission October 28, 2009

3.3	Certificate of Amendment to the Articles of		Graphic Exhibit to the Registrant's Current
	Incorporation – Change in name to Bio-Carbon		Report on Form 8-K filed with the
	Systems International		Commission on June 7, 2010

10.1	Mineral property acquisition agreement with		Exhibit 10.01 to the Registrant's Current
	2214098 Ontario Ltd		Report on Form 8-K filed with the
Commission on December 23, 2010

10.2	Master Supply Agreement with TransCanada		Exhibit 99.1 to the Registrant's Current
	Energy Ltd		Report on Form 8-K/A filed with the
Commission on July 13, 2010

Formatted: Centered

10.3	License Agreement with GSN Dreamworks	Exhibit 10.01 to the Registrant's Current
Report on Form 8-K filed with the
Commission on November 18, 2010

10.4	License Agreement with R&B Cormier	Exhibit 10.02 to the Registrant's Current
	Enterprises	Report on Form 8-K filed with the
Commission on November 18, 2010

10.5	Consulting Agreement with Luc Duchesne	Exhibit 10.03 to the Registrant's Current
Report on Form 8-K filed with the
Commission on November 18, 2010

10.6	Consulting Agreeement with Rob Cormier	Exhibit 10.04 to the Registrant's Current
Report on Form 8-K filed with the
Commission on November 18, 2010

10.7	Preferred Shares Agreement for Services	Exhibit 10.7 to the Registrant’s Annual
	Rendered – John Wilkes	Report on Form 10-K filed with the
Commission on April 15, 2011

10.8	Preferred Shares Agreement for Services	Exhibit 10.8 to the Registrant’s Annual
	Rendered – Drew Currah	Report on Form 10-K filed with the
Commission on April 15, 2011

10.9	Preferred Shares Agreement for Services	Exhibit 10.9 to the Registrant’s Annual
	Rendered – Scott Keevil	Report on Form 10-K filed with the
Commission on April 15, 2011

10.10	Preferred Shares Agreement for Services	Exhibit 10.10 to the Registrant’s Annual
	Rendered – Ben Fuschino	Report on Form 10-K filed with the
Commission on April 15, 2011

16.1	Change in Registrant’s Certifying Accountant	Exhibit 16.01 to the Registrant's Current
Report on Form 8-K filed with the
Commission on April 15, 2011

16.2	Change in Registrant’s Certifying Accountant	Graphic Exhibit to the Registrant's Current
Report on Form 8-K filed with the
Commission on June 7, 2010

31.1	CEO's Certification required by Rule 13A-14(a)
of the Securities Exchange Act of 1934.

31.2	CFO's Certification required by Rule 13A-14(a)
of the Securities Exchange Act of 1934.

Formatted: Centered

32.1	CEO's Certification of periodic financial reports
pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002, U.S.C. Section 1350.

32.2	CFO's Certification of periodic financial reports
pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002, U.S.C. Section 1350.

~~99.1~~	~~Financial Statements~~	~~Exhibit 99.1 to the Registrant’s Annual~~
~~Report on Form 10-K filed with the~~
~~Commission on April 15, 2011~~

99.~~2~~1	43-101 Technical Report – Carson Property	Exhibit 99.2 to the Registrant’s Annual
Report on Form 10-K filed with the
Commission on April 15, 2011

SIGNATURES

Formatted: Level 1

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: ~~July 22~~September 13, 2011	Joshua Gold Resources Inc.
	By:	/s/ Benjamin Ward
Benjamin Ward
President, CEO, CFO and Director

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: ~~July 22~~September 13, 2011	By:	/s/ Benjamin Ward
Benjamin Ward
President, CEO, CFO and Director

Dated: ~~July 22~~September 13, 2011	By:	/s/ Ben Fuschino
Ben Fushino
Director

Dated: ~~July 22~~September 13, 2011	By:	/s/ ~~Ryan Bignucolo~~Cam Cheriton
~~Ryan Bignucolo~~
Cam Cheriton
Director

Formatted: Centered

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q/A
(Amendment No. ~~1~~2)
[X]	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2011
OR
[ ]	TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934
Commission file number 000-53809

JOSHUA GOLD RESOURCES INC.
(f/k/a Bio-Carbon Systems International Inc.)
(Exact name of registrant as specified in its charter)

~~72 Birch Street East, Chapleau, Ontaio, Canada P0M 1K0~~
99 Bronte Road Suite 121 Oakville ON L6L 3B7 Canada
(Address of principal executive offices)

(705)	864-1095
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d)
of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes
	[x] No [ ]		Formatted: Font: Helvetica, 7.5 pt, English
(U.S.)
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting Company. See the definitions of “large accelerated filed,” “accelerated filer” and
“smaller reporting Company” in Rule 12b-2 of the Exchange Act.

	Large accelerated filer [ ]	Accelerated filer [ ]

	Non-accelerated filer [ ] (Do not check if a	Smaller reporting Company [X]
smaller reporting Company)

Indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange
	Act. Yes [ ] No [X]		Formatted: Font: Helvetica, 7.5 pt, Bold,
English (U.S.)

{00214076. }

~~Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest~~	Formatted: Justified
~~practicable date:~~ As of May 16, 2011~~,~~ the issuer had 266,190,416 shares of common stock, par value $0.0001,
issued and outstanding.	Formatted: Font: Not Bold
Formatted: Font: Not Bold
Formatted: Font: Not Bold

Formatted: Font: Not Bold
Joshua Gold Resources Inc.
FORM 10Q/A
Mach 31, 2011

	INDEX

PART I FINANCIAL INFORMATION

Item 1.	Financial Statements	F	1	6
Item 2.	Forward Looking Statements		1	–2
Item 3.	Management’s Discussion and Analysis or Plan of Operation		1 4
Item 4.	Quantitative and Qualitative Disclosures About Market Risk		5
Item 5.	Changes in and Disagreements with Accountants and
	Disagreements on Accounting and Financial Disclosure		5

Item 6.	Control and Procedures		5	6

PART 2—DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNENCE

Item 1.	Directors, Executive Officers and Corporate Governance		7

PART II OTHER INFORMATION

Item 1.	Defaults Upon Senior Securities		8
Item 2.	(Removed and Reserved)		8
Item 3.	Other Information		8
Item 4.	Exhibits		8

SIGNATURES                                                                                                                                                             9

Formatted: Normal

PART I ---FINANCIAL INFORMATION				Formatted: Font: Times New Roman
Item 1. Financial Statements.				Formatted: Font: 9 pt

JOSHUA GOLD RESOURCES INC.				Formatted: Font: Times New Roman
(~~A Development~~An Exploration Stage Corporation)				Formatted: Normal, Space Before: 0 pt
BALANCE SHEETS				Formatted: Font: Times New Roman
~~(Expressed in Canadian dollars)~~
Formatted: Font: Times New Roman, Bold
AS OF				Formatted: Font: Times New Roman
Formatted: Left, Tab stops: Not at 0.5"
	31 March ~~31,~~		31 December ~~31,~~
	2011		2010	Formatted: Font: Times New Roman, 10 pt
	(Unaudited)		(Audited)~~2011~~	Formatted: Tab stops: Not at 0.5"
	~~(Unaudited)~~		~~(Audited)~~	Formatted: Font: Times New Roman, 10 pt

~~ASSETS~~				Formatted: Level 1, Tab stops: 0.25", Left +
Not at 0.5"
~~Current~~				Formatted: No widow/orphan control, Don't
~~Cash~~	~~$ 9,213~~		~~$ 24,786~~	adjust space between Latin and Asian text,
~~Accounts receivable~~	 ~~14,124~~		 ~~999~~	Don't adjust space between Asian text and
~~Accounts receivable from discontinued operations~~			 ~~10,942~~	numbers, Tab stops: Not at	0	" + 0.8"
~~Prepaid expenses~~			 ~~12,997~~	Formatted: Font: Times New Roman, 10 pt,
~~Notes receivable~~	 ~~15,000~~		 ~~14,997~~	Bold, Font color: Black, English (Canada)
	 ~~38,337~~		 ~~64,721~~
Formatted: Font: Times New Roman, 10 pt,
~~Mineral property interests~~	 ~~200,000~~		 ~~199,960~~	Bold, Font color: Black, English (Canada)
Formatted: No widow/orphan control, Don't
	~~$ 238,337~~		~~$ 264,681~~	adjust space between Latin and Asian text,
Don't adjust space between Asian text and
				numbers, Tab stops: Not at	0.13	" + 0.88"
Formatted: Font: Times New Roman, 10 pt,
~~LIABILITIES AND SHAREHOLDERS' EQUITY~~				Bold, Font color: Black, English (Canada)

~~Current~~				Formatted: Font: Times New Roman, 10 pt,
~~Accounts payable and accrued liabilities~~	~~$ 43,594~~		~~$ 17,580~~	Bold, Font color: Black, English (Canada)
~~Liabilities from discontinued operations –current portion~~			 ~~83,756~~	Inserted Cells
~~Balance of purchase price payable –current portion~~	 ~~35,000  34,993~~
~~Loans and advances from shareholders~~	 ~~123,774~~		 ~~39,711~~	Formatted: Font: Times New Roman, 10 pt,
	 ~~202,368~~		 ~~176,040~~	English (Canada)
Formatted: Left, Space After: 10 pt, Line
~~LongTerm~~				spacing: Multiple 1.15 li, Tab stops: Not at
~~Purchase price payable on mineral rights~~	 ~~65,000~~		 ~~64,987~~	0.18" + 0.36"
~~Liabilities from discontinued operations~~			 ~~26,245~~	Formatted Table
	 ~~65,000~~		 ~~91,232~~
Formatted: Font: Times New Roman, 10 pt,
~~Total Liabilities~~	 ~~2 67,368~~		 ~~267,272~~	Bold, No underline, Font color: Black, English
~~Capital stock~~				(Canada)
 ~~Authorized 400,000,000 with a par value of $0.001 per share;~~				Formatted: No widow/orphan control, Don't
 ~~Issued and outstanding 266,190,416; ( December 31, 2010 –~~			 ~~26,519~~	adjust space between Latin and Asian text,
 ~~266,190,416)~~	 ~~26,519~~			Don't adjust space between Asian text and
~~Preferred shares~~	 ~~24~~		 ~~24~~	numbers, Tab stops: Not at 0" + 0.8"
 ~~Shares to be issued~~			 ~~98,450~~	Formatted: Font: Times New Roman, 10 pt,
~~Additional paid in capital~~	 ~~444,957~~		~~340,196~~	Bold, No underline, Font color: Black, English
~~Accumulated and other comprehensive income~~	 ~~1,822~~		 ~~1,919~~	(Canada)
~~Deficit accumulated during the development stage~~	 ~~(502,353)  (469,699)~~
	 ~~(29,031)~~		 ~~(2,591)~~	Formatted: No widow/orphan control, Don't
adjust space between Latin and Asian text,
Don't adjust space between Asian text and
	~~$ 238,337~~	~~$~~	~~264,681~~	numbers, Tab stops: Not at	0.13	" + 0.88"

				Formatted [	1	]

ASSETS

~~The accompanying notes are an integral part of these financial statements~~

~~Bio – Carbon Systems International Inc.~~
~~STATEMENTS OF OPERATIONS AND DEFICIT and COMPREHENSIVE INCOME~~
~~(Expressed in Canadian dollars)~~

Current Assets
Cash		$9,619	$24,786
Accounts receivable		-	999
Notes receivable		15,435	14,997
Prepaid expense		-	12,997

	~~Three~~		~~For the Period~~
	~~Months~~	~~Three Months~~	~~from Inception~~
	~~ended~~	~~ended~~	~~July 10, 2009 to~~
~~Statement of Operations and Deficit~~Accounts	~~March~~	~~March 31,2010~~	~~March 31, 2011~~
receivable from discontinued operations	~~31,2011~~	12,977	10,942
Total Current Assets		38,031	64,721
Other Assets
Minerals rights		201,989	199,960
Total Other Assets		201,989	199,960
Total Assets		$240,020	$264,681

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
Accounts payable and accrued liabilities		$32,977	$17,850
Advances from stockholders		114,428	39,711
Due on mineral rights acquisition – current portion		36,015	34,993
Liabilities from discontinued operations		27,896	83,756
Total Current Liabilities		211,316	176,040
Long Term Liabilities
Due on mineral rights acquisition		66,885	64,987
Long term liabilities from discontinued operations		-	26,245
Total Long Term Liabilities		66,885	91,232
Total Liabilities		278,201	267,272
Stockholders' Deficit
Preferred stock, $0.0001 par value; 100,000,000 shares
authorized; 240,000 shares issued and outstanding
(December 31, 2010 – 240,000)		24	24
Common stock, $0.0001 par value; 400,000,000 shares
authorized; 265,190,416 shares issued and outstanding
(December 31, 2010 – 265,190,416)		26,519	26,519
Additional paid-in capital		340,196	340,196
Stock to be issued		98,450	98,450
Accumulated other comprehensive income		1,961	1,919
Deficit accumulated during the exploration stage		(505,331)	(469,699)
Total Stockholders' Deficit		(38,181)	(2,591)
Total Liabilities and Stockholders' Deficit		$240,020	$264,681

Formatted: Font: Times New Roman, 10 pt

Formatted: Left

  ~~F 1~~

Formatted: Font: Times New Roman, 10 pt

Formatted Table

Formatted: No widow/orphan control, Don't adjust space between Latin and Asian text, Don't adjust space between Asian text and numbers, Tab stops: 0.96", Right + 0.98", Left + Not at 0" + 0.8" Formatted: Left, Indent: Left: 0.15", Hanging: 0.16", No widow/orphan control, Don't adjust space between Latin and Asian text, Don't adjust space between Asian text and numbers, Tab stops: Not at 0.18" + 0.36" Formatted: No widow/orphan control, Don't adjust space between Latin and Asian text, Don't adjust space between Asian text and numbers, Tab stops: 0.97", Right + 0.98", Left + Not at 0" + 0.8" Formatted: No widow/orphan control, Don't adjust space between Latin and Asian text, Don't adjust space between Asian text and numbers, Tab stops: Not at 0" + 0.8" Formatted: Font: Times New Roman, 10 pt, Not Bold, Font color: Black, English (Canada) Formatted: Font: Times New Roman, 10 pt, Font color: Black, English (Canada) Formatted: Font: Times New Roman, 10 pt, Font color: Black, English (Canada) Formatted: Font: Times New Roman, 10 pt, Font color: Black, English (Canada)

Formatted: Font: Times New Roman, 10 pt

The accompanying notes are an integral part of these financial statements.

JOSHUA GOLD RESOURCES INC.
(An Exploration Stage Corporation)
STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010	Period from Inception (July 10, 200[illegible] to March 31, [illegible]
	$ -		
~~EXPENSES~~ SALES	~~$ 13,000~~ -	$ -	$ [illegible]
~~Exploration expenditures~~ COST OF SALES	~~7,361~~ -	$ -	$ ~~10,000~~
~~General and administration~~ GROSS PROFIT	-	-	[illegible]
~~Legal and audit~~ OPERATING EXPENSES	~~8,300~~ ~~3,993~~		[illegible]
~~Transfer agents~~ Professional fees	14,773	-	[illegible]
~~Loss from continuing operations~~ Exploration expenses	~~(33,654)~~ 12,812	-	[illegible]
~~Loss from discontinued operations~~ General and administrative	4,397	-	[illegible]
~~Net Loss for the period~~ Depreciation	~~(33,654)~~ 3,650	-	[illegible]
~~Foreign currency translation adjustment~~ TOTAL OPERATING EXPENSES	~~(97)~~ 35,632	-	[illegible]
LOSS FROM CONTINUING OPERATIONS	(35,632)	-	[illegible]
Loss from discontinued operations	-	(10,868)	[illegible]
NET LOSS	$ (35,632)	$ (10,868)	$ ([illegible]
OTHER COMPREHENSIVE INCOME			
Foreign currency translation	42	-	[illegible]
COMPREHENSIVE LOSS	$ (35,591)	$ (10,868)	$ ([illegible]
LOSS PER WEIGHTED NUMBER OF SHARES OUTSTANDING - BASIC AND DILUTED	$ (0.00)	$ (0.00)	
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC AND DILUTED	265,190,416	100,573,923	
~~Comprehensive Income~~	~~(33,933)~~	~~$~~	~~$ (505,631)~~
~~Net loss per share – basic and fully diluted~~	~~$ (0.001)~~	~~$ (0.000)~~	

Formatted ... [2]
Formatted ... [3]
Formatted ... [4]
Formatted ... [6]
Formatted Table ... [5]
Formatted ... [9]
Formatted ... [8]
Formatted ... [10]
Formatted ... [7]
Formatted ... [11]
Formatted ... [12]
Formatted ... [14]
Formatted ... [13]
Formatted ... [17]
Formatted ... [16]
Formatted ... [15]
Formatted ... [18]
Formatted ... [20]
Formatted ... [21]
Formatted ... [22]
Formatted ... [19]
Formatted ... [25]
Formatted ... [23]
Formatted ... [24]
Formatted ... [26]
Formatted ... [27]
Formatted ... [28]
Formatted ... [29]
Formatted ... [30]
Formatted ... [31]
Formatted ... [32]
Formatted ... [37]
Formatted ... [33]
Formatted ... [34]
Formatted ... [35]
Formatted ... [36]
Formatted ... [40]
Formatted ... [44]
Formatted ... [42]
Formatted ... [38]
Formatted ... [39]
Formatted ... [41]
Formatted ... [45]
Formatted ... [43]
Formatted ... [48]
Formatted ... [50]
Formatted ... [46]
Formatted ... [47]
Formatted ... [49]
Formatted ... [52]
Formatted ... [53]
Formatted ... [51]
Formatted ... [56]
Formatted ... [54]
Formatted ... [60]
Formatted ... [58]
Formatted ... [55]

~~Weighted average number of shares outstanding –~~
~~basic and fully diluted~~	 ~~266,190,416 266,190,416~~

The accompanying notes are an integral part of these financial statements.

~~F 2~~

~~Bio – Carbon Systems International Inc.~~

Formatted: Font: Times New Roman, 10 pt Formatted: Font: Times New Roman, 10 pt Formatted: Font: Times New Roman, 10 pt

JOSHUA GOLD RESOURCES INC.
(An Exploration Stage Corporation)
STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)

(UNAUDITED)

	Three Months endedEnded March 31, 2011	Three Months ended Ended March 31, 2010	For the Period from Inception (July 10, 2009) to March 31, 2011
CASH FLOWS FOR CONTINUING OPERATIONS			
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss from continuing operations	$ (35,632)	$ -	$ (63,845)
Net lossAdjustments for the periodnon-cash items:	$ (32,833)	$	$ (505,531)
Items not involving cash: Depreciation	3,650	-	3,650
Stock - based compensationAdjustments for changes in working capital:			370,858
Foreign currency translation (loss) gainAccounts receivable	(97) 999	-	1,822
Interest on loans to shareholdersPrepaid expenses	500 12,997	-	1,713
Changes in non-cash working capital items: Accounts payable and accrued liabilities	15,127	-	32,977
(Increase) decrease in accounts receivablesNET CASH USED IN OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	(13,125) (2,859)	-	(14,124) (27…
Increase (decrease) in accounts receivable from discontinued operations FINANCING ACTIVITIES	10,942		
(Increase) decrease in notesNotes receivable	(3) -	-	(15,000)13…
Increase in prepaid expensesDue on mineral rights acquisition	12,997 -	-	102,9…
Increase (decrease) in liabilities from discontinued operations Advances from stockholders	83,756 74,717	-	114,4…
Increase in accounts payable and accrued liabilitiesProceeds on issuance of capital stock	25,514 -	-	43,584 465…
Net cash used in operating activitiesNET CASH PROVIDED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	(78,861) 74,717	-	(216,667) 1,082…
INVESTING ACTIVITIES			
Mineral rights	-	-	(205,800)
NET CASH USED IN INVESTING ACTIVITIES FROM CONTINUING OPERATIONS	-	-	(205,800)
NET INCREASE IN CASH FROM CONTINUING OPERATIONS	71,858	-	434,064

CASH FLOWS FROM INVESTING

Formatted ... [79]
Formatted ... [80]
Formatted ... [84]
Formatted ... [85]
Formatted ... [96]
Formatted ... [86]
Formatted ... [92]
Formatted ... [87]
Formatted ... [97]
Formatted ... [98]
Formatted ... [88]
Formatted ... [93]
Formatted ... [81]
Formatted Table ... [83]
Formatted ... [89]
Formatted ... [90]
Formatted ... [91]
Formatted ... [95]
Formatted ... [82]
Formatted ... [94]
Formatted ... [99]
Formatted ... [100]
Formatted ... [101]
Formatted ... [102]
Formatted ... [103]
Formatted ... [104]
Formatted ... [105]
Formatted ... [106]
Formatted ... [107]
Formatted ... [108]
Formatted ... [112]
Formatted Table ... [110]
Formatted ... [111]
Formatted ... [109]
Formatted ... [113]
Formatted ... [114]
Formatted ... [115]
Formatted ... [116]
Formatted ... [117]
Formatted ... [118]
Formatted ... [119]
Formatted ... [120]
Formatted ... [121]
Formatted ... [122]
Formatted ... [123]
Formatted ... [124]
Formatted ... [125]
Formatted ... [126]
Formatted ... [128]
Formatted ... [129]
Formatted ... [130]
Formatted ... [131]
Formatted ... [132]
Formatted ... [133]
Formatted ... [127]
Formatted ... [134]
Formatted ... [136]

~~ACTIVITIES~~FOR DISCONTINUED OPERATIONS			
~~Acquisition of mineral rights~~OPERATING ACTIVITIES	~~(40)~~		
~~Net cash used in investing activities~~	~~(40)~~		
~~*CASH FLOWS FROM FINANCING ACTIVITIES*~~			
~~Proceeds~~Loss from ~~the issuance of common shares~~ discontinued operations		(10,868)	~~97,288~~ (44[illegible])
~~Reduction in shares to be issued~~ Adjustments for changes in working capital:			
~~Addition to paid in capital~~ Accounts receivable from discontinued operations	~~6,590~~ (2,035)	-	(1[illegible])
~~Liability assumed on acquisition of mining interests~~Liabilities from discontinued operations	~~20~~ (82,105)	10,868	[illegible]
~~Liability from discontinued operations – long term~~NET CASH USED IN OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	~~(26,245)~~ (84,140)	-	(42[illegible])
~~Loans and advances from shareholders~~NET DECREASE IN CASH FROM DISCONTINUED OPERATIONS	(84,~~063~~140)	-	~~13[illegible]~~ (42[illegible])
~~Net cash provided by (used in) financing activities~~FOREIGN CURRENCY TRANSLATION	~~64,428~~ (2,885)	-	~~2[illegible]~~
~~Changes in cash for the period~~NET DECREASE IN CASH	(15,~~673~~167)	-	[illegible]
~~Cash, beginning of period~~CASH, BEGINNING OF PERIOD	24,786	-	[illegible]
~~Cash, end of period~~CASH, END OF PERIOD	$ 9,~~213~~619	~~$~~ $ -	$ 9,2[illegible]

~~F-3~~

~~**Joshua Gold Resources Inc.**~~

~~**Notes to the Financial Statements**~~

~~**(Unaudited)**~~

~~**March 31, 2011**~~

~~**Basis**~~

Formatted ... [226]
Formatted ... [227]
Formatted ... [229]
Formatted ... [228]
Formatted ... [230]
Formatted ... [232]
Formatted ... [231]
Formatted ... [233]
Formatted ... [234]
Formatted ... [235]
Formatted ... [242]
Formatted Table ... [236]
Formatted ... [237]
Formatted ... [240]
Formatted ... [238]
Formatted ... [239]
Formatted ... [241]
Formatted ... [243]
Formatted ... [244]
Formatted ... [246]
Formatted ... [247]
Formatted ... [248]
Formatted ... [249]
Formatted ... [245]
Formatted ... [250]
Formatted ... [251]
Formatted ... [252]
Formatted ... [254]
Formatted ... [258]
Formatted ... [253]
Formatted ... [255]
Formatted ... [257]
Formatted ... [259]
Formatted ... [256]
Formatted ... [260]
Formatted ... [262]
Formatted ... [266]
Formatted ... [261]
Formatted ... [264]
Formatted ... [265]
Formatted ... [263]
Formatted ... [267]
Formatted ... [268]
Formatted ... [270]
Formatted ... [274]
Formatted ... [272]
Formatted ... [273]
Formatted ... [269]
Formatted ... [271]
Formatted ... [275]
Formatted ... [276]
Formatted ... [278]
Formatted ... [282]
Formatted ... [279]
Formatted ... [280]
Formatted ... [281]
Formatted ... [277]

JOSHUA GOLD RESOURCES INC.

(An Exploration Stage Corporation) NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)

1. Nature of ~~Presentation~~ Operations

~~The accompanying unaudited interim financial statements of~~

Joshua Gold Resources Inc. (until ~~June 4, 2010~~February 10, 2011 known as ~~ABC Acquisition Corp. 1501,~~Bio-Carbon Systems International Inc., collectively referred to herein as “Joshua  ~~Gold Resources Inc.”, “BCSI~~”, or the “Company”), was incorporated on July 10, 2009 in the State of Nevada.

The Company operates as a mineral exploration business located in Oakville, Ontario. Its principal business activity is the exploration of mineral property interests in Canada. The Company is considered to be in the exploration stage and substantially all of the Company’s efforts are devoted to financing and exploring these property interests. There has been no determination whether the Company’s interests in unproven mineral properties contain mineral reserves which are economically recoverable.

On December 23, ~~has~~2010, the Company optioned a 1,550 acre mineral lease in the Canadian territory, the Northwest Territories, two hours north-north-west of the capital city of Yellowknife.

2. Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ~~and the rules of the Securities~~for interim financial information and with the instructions to Security and Exchange  Commission~~, and should be read in conjunction with the audited financial statements for the period ended December 31, 2010 and notes thereto contained in the Company’s Form 10 K filed with the~~  ("SEC ~~on April 15, 2011, as well as the unaudited financial statements for the period ended March 31, 2011 and notes thereto contained in the Company’s~~ ") Form 10-Q ~~filed with the~~ and Article 8 of SEC ~~on May 17, 2011.~~ Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments~~,~~  (consisting of normal recurring ~~adjustments,~~accruals) considered necessary for a fair presentation ~~of financial position and the results of operations for the interim periods presented have been reflected herein.  The results of operations for interim periods are~~ have been included. Operating results for the three months ended March 31, 2011 are not necessarily indicative of the results ~~to~~that may be expected for the ~~full~~ year~~.~~

~~Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for fiscal 2010 as reported in the form 10 K have been omitted.  All $ references herein refer to Canadian dollars (“C$”) unless otherwise specified.  See also note 3.~~   ending December 31, 2011.

~~2.~~3. Going Concern

 ~~Planned principal activities have begun; Joshua Gold Resources Inc. has generated some revenues to March 31. 2011.~~

The financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operation.

The Company ~~Company had a net loss~~ has incurred a net loss of $35,632 for the three months ended March 31, 2011 ~~of $32,654~~, and ~~had an accumulated~~has a working capital deficit of $~~502,353 at~~

Formatted: Level 1, Numbered + Level: 1 + Numbering Style: 1, 2, 3, … + Start at: 1 + Alignment: Left + Aligned at: 0.28" + Indent at: 0.53" Formatted: Font: Times New Roman, English (Canada) Formatted: Font: Times New Roman Formatted: Font: Times New Roman, English (Canada) Formatted: Font: Times New Roman, English (Canada) Formatted: Font: Times New Roman, English (Canada) Formatted: Font: Times New Roman, English (Canada) Formatted: Font: Times New Roman Formatted: Indent: Left: 0.5" Formatted: Font: Times New Roman, English (Canada) Formatted: Font: Times New Roman, English (Canada) Formatted: Font: Times New Roman, English (Canada) Formatted: Font: Times New Roman, English (Canada)

Formatted: Indent: Left: 0.5"
Formatted	[	318	]
Formatted	[	319	]
Formatted	[	320	]
Formatted	[	321	]
Formatted	[	322	]
Formatted	[	323	]
Formatted	[	324	]
Formatted	[	325	]
Formatted	[	326	]

Formatted: Font: Times New Roman, 10 pt Formatted: Font: Times New Roman

Formatted	[	327	]
Formatted	[	328	]
Formatted: Font: Times New Roman
Formatted	[	329	]

Formatted: Font: Times New Roman, 10 pt

Formatted	[	330	]
Formatted: Font: Times New Roman
Formatted	[	331	]
Formatted	[	332	]
Formatted	[	333	]

~~March 31, 2011. These matters raise substantial~~173,286. This casts doubt ~~about~~on the Company’s ability to continue as a going concern unless it can generate net profit and raise adequate financing.

The Company ~~. Continuation of Joshua Gold Resources Inc.’s existence depends upon its ability to obtain~~has been seeking additional ~~capital. Management’s plans in regards to this matter including  raising  additional~~  debt or equity financing to support its operations until it becomes cash flow positive. There can be no assurances that action and plan such as above will be sufficient for the Company to continue operating as a going concern.

The~~in 2011 and borrowing funds under a private credit facility and/or other credit sources. These~~ financial statements do not include any adjustments ~~that might result from the outcome of this uncertainty~~relating to the recoverability and classification of recorded asset amounts or amounts classified as liabilities that might be necessary should the Company be unable to continue in existence. These adjustments could be material.

Formatted: Font: Times New Roman, Font color: Black, English (Canada) Formatted: Font: Times New Roman, Font color: Black, English (Canada) Formatted: Font: Times New Roman, Font color: Black Formatted: Normal, Indent: Left: 0.5" Formatted: Font: Times New Roman, Font color: Black, English (Canada) Formatted: Font: Times New Roman, Font color: Black, English (Canada) Formatted: Font: Times New Roman, Font color: Black, English (Canada) Formatted: Font: Times New Roman, Font color: Black

~~3. Change in Functional and Reporting Currency~~

Formatted: Normal, Indent: Left: 0.5"

~~Effective June 4, 2010 the Company’s functional currency changed from the US dollar to the Canadian dollar. The Company went through a change in control effective June 4, 2010 and the shares of the~~ Formatted: Font: Times New Roman, Font ~~Company then outstanding were acquired by a group based in Ontario, Canada.  At June 4, 2010 and~~ color: Black, English (Canada) ~~subsequent to that date, the Company has raised equity and conducted the majority of its business in~~ Formatted: Normal, Justified, Indent: Left:

~~Canadian dollars (“C$”).  As a result, the Company has changed both its functional currency and its~~ 0.5" ~~reporting currency from the US$ to the C$ effective June 4, 2010. Historical amounts have been restated~~ Formatted: Font: Times New Roman, Font ~~into C$ using the average US$/C$ exchange rate for Income statement items and using the balance sheet~~ color: Black, English (Canada) ~~date exchange rates for Balance Sheet items.~~   Formatted: Font: Times New Roman, Font    color: Black, English (Canada) ~~In accordance with EIC 130, “Translation Method When the Reporting Currency Differs from the~~   Formatted: Font: Times New Roman, Font

~~Measurement Currency or there is a Change in the Reporting Currency” the financial statements for all~~   color: Black ~~periods presented have been translated into the new reporting currency using the current rate method.~~

 ~~Under this method, the statements of operations and cash flows for each quarter have been translated~~

~~into the reporting currency using the average exchange rates prevailing during each reporting period~~
~~(2011~~	 ~~– 0.9808; 2010 – 1.0334) and all assets and liabilities have been translated using the exchange rate~~
~~Prevailing at the consolidated balance sheet dates (Mach 31, 2011 – 0.9464; December 31, 2010 –~~
~~0.9998).~~

~~The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.~~

~~Mineral Claim Payments and Exploration Expenditures~~

~~The Company expenses all costs related to the acquisition, maintenance and exploration of its unproven mineral properties, to which it has secured exploration rights.  If and when proven and probable reserves are determined for a property and a feasibility study prepared with respect to the property, then subsequent development costs of the property will be capitalized.  To date, the Company has not established the commercial feasibility of its exploration prospects. Therefore, all costs have been expensed.~~

~~Income Taxes~~

~~The Company accounts for income taxes under the asset and liability method, where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Valuation  allowances  are  established  when  necessary  to  reduce  deferred  tax  assets  to  the  amount expected to be realized.~~

~~At March 31, 2011, there were no uncertain tax positions that require accrual.~~

~~Net Loss Per Share~~

~~Basic loss per share is computed by dividing net income, or loss, by the weighted average number of shares of common stock outstanding for the period. Diluted earnings (loss) per share is computed by dividing net income, or loss, by the weighted average number of shares of common stock outstanding for the period.~~

~~Because the Company offered no option or other convertible debt instrument issued, as of March 31 2011, December 31, 2010 and March 31, 2010, basic and diluted loss per share was the same as there were no outstanding instruments having a dilutive effect.~~

~~F  5~~

~~Joshua Gold Resources Inc.~~
~~Notes to the Financial Statements~~
~~(Unaudited)~~
~~March 31, 2011~~

~~Recently Issued Accounting Pronouncements~~

~~From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.~~

~~Foreign Currency Translation~~

~~The majority of the Company’s business is transacted in Canadian dollars (“C$”) and accordingly, the financial statements have been expressed in that currency (see note 3).  The Company uses the temporal method to translate its operating results. Under this method, monetary assets and liabilities denominated in currencies other than the C$ are translated into C$’s at the exchange rate prevailing at the balance~~

Formatted: Font: Times New Roman, Font color: Black, English (Canada)

Formatted: Normal, Justified, Indent: Left:

0.5", Line spacing: single

Formatted: Font: Times New Roman, 10 pt Formatted: Font: Times New Roman

Formatted: Normal, Indent: Left: 0.5"

Formatted: Font: Times New Roman, Font color: Black Formatted: Font: Times New Roman, Font color: Black, English (Canada)

~~sheet date; non monetary assets and liabilities denominated in a foreign currency are translated using the exchange rate at the transaction date. Foreign exchange gains and losses are included in earnings.~~

~~5.~~4. Related Party Transactions

~~As more fully described in the~~ During the three months ended March 31, 2011, shareholders advanced $74,717 (three months ended March 31, 2010 - $Nil) to fund the Company’s ~~current report on Form 8 K filed on~~ working capital from continuing operations. As of June ~~7, 2010, as amended,~~ 30, 2011 the Company has ~~entered into licensing and consulting agreements with Directors and/or companies related to Directors.~~   total ~~On December 23, 2101 a legally binding separation agreement was entered into by former management and the Company whish absolves the Company of any further payments to previous management.~~

~~During the three month period ended March 31, 2011 shareholders~~ advances ~~$84,063 to fund the company’s  working  capital.  At  March  31,  2011  loans  and  advances~~from shareholders of $~~123,774;~~114,428 (December 31, 2010~~; $~~  - $39,711) ~~is owed on these loans and advances~~ which bear interest at an annual rate of 12%. ~~Included in accounts payable and accrued liabilities does interest owe on these advances of $4,160 at March 31, 2011 and $3,660 at December 31, 2010.~~

5.	Subsequent Events
On June 25, 2011 the Company entered into a Mineral Property Acquisition Agreement with Firelake Resources Inc. whereby it acquired certain mineral interests in the townships of Eric and Huffman in the Province of Ontario. Consideration for the mineral interests is as follows:
	1.	CDN $50,000 to be paid in two equal installments of CDN $25,000 on January 31, 2012 and January 31, 2013.
	2.	2,000,000 shares of common stock to be issued before January 31, 2012
	3.	Royalty of 2% of all net smelter returns upon commencement of commercial production at the property.
~~6.~~	The ~~Shareholders’ Equity~~

~~The authorized capital stock of our Company consists of 400,000,000 shares of common stock, par value $0.0001 per share, of which there are currently 264,190,416 issued and outstanding, and 100,000,000 shares of preferred stock, par value $0.0001 per share, of which 240,000 shares have been designated and issued as Class A Preferred Shares.~~

~~a)       Common Shares~~

  ~~There have been no issuances in the three month period ended March 31, 2011.          b)          Class A Preferred Shares~~

~~The Class A Preferred Shares were issued for C$1.00 per share, are non participating and non voting and accrue cumulative interest at the rate of 10% per annum. The Company may retract the shares at any time upon the payment of C$1.00 per share plus any accrued but unpaid interest.  In the event of any wind up of the Company, the Class A Preferred Shares have a priority distribution equivalent to C$1.00 per share plus any accrued but unpaid interest before any distribution to the common shareholders.~~

~~F  6~~

Company has paid an advance against the required installments of CDN $6,000.

Formatted: Font: Times New Roman, 10 pt

Formatted: Justified

Formatted: Font: Times New Roman, English (Canada) Formatted: Outline numbered + Level: 1 + Numbering Style: 1, 2, 3, … + Start at: 4 + Alignment: Left + Aligned at: 0.25" + Tab after: 0.5" + Indent at: 0.5" Formatted: Font: Times New Roman Formatted: Font: Times New Roman, English (Canada) Formatted: Font: Times New Roman, English (Canada) Formatted: Font: Times New Roman, English (Canada) Formatted: Indent: Left: 0.5" Formatted: Font: Times New Roman Formatted: Font: Times New Roman, English (Canada) Formatted: Indent: Left: 0.49" Formatted: Font: Times New Roman, English (Canada) Formatted: Font: Times New Roman, English (Canada) Formatted: Font: Times New Roman, English (Canada) Formatted: Font: Times New Roman, English (Canada) Formatted: Font: Times New Roman, English (Canada) Formatted: Font: Times New Roman, English (Canada) Formatted: Font: Times New Roman Formatted: Font: Times New Roman

Formatted: Font: Times New Roman, English (Canada)

Item 2.  FORWARDLOOKING STATEMENTS

This Form 10 Q for the quarterly period ended March 31, 2011 contains forward looking statements that involve risks and uncertainties.  Forward looking statements in this document include, among others, statements  regarding  our  capital  needs,  business  plans  and  expectations.   Such  forward looking statements involve assumptions, risks and uncertainties regarding, among others, the success of our business  plan,  availability  of  funds,  government  regulations,  operating  costs,  our  ability  to  achieve significant revenues, our business model and products and other factors.  Any statements contained herein that are not statements of historical fact may be deemed to be forward looking statements. In some  cases,  you  can  identify  forward looking  statements  by  terminology  such  as  “may”,  “should”, “expect”,  “plan”,  “intend”,  “anticipate”,  “believe”,  “estimate”,  “predict”,  “potential”  or  “continue”,  the negative of such terms or other comparable terminology.  In evaluating these statements, you should consider various factors, including the assumptions, risks and uncertainties set forth in reports and other documents we have filed with or furnished to the SEC.  These factors or any of them may cause our actual results to differ materially from any forward looking statement made in this document.  While these forward looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events, our actual results will likely vary, sometimes materially, from any estimates, predictions, projections, assumptions  or  other  future  performance suggested herein.  The forward looking statements in this document are made as of the date of this document and we do not intend or undertake to update any of the  forward looking  statements  to conform these statements to actual results, except as required by applicable law, including the securities laws of the United States.

GENERAL MATTER

Our common stock is subject to the "penny stock" rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)  that are applicable to "penny stocks".  For the purposes relevant to us, a “penny stock” is any equity security that has a market price of less than $5.00 per share or has an exercise or conversion price of less than $5.00 per share, subject to certain exceptions, constitutes a "penny stock".  For any transaction involving a penny stock, unless exempt, the rules require:          that a broker or dealer approve a person's account for transactions in penny stocks;          the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased; and          that a broker or dealer provide certain detailed market information about the market for the applicable company’s securities.

In order to approve a person's account for transactions involving penny stocks, the broker or dealer must:          obtain financial information, investment experience and investment objectives of the person; and          make a reasonable determination that the proposed transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form:          sets forth the basis on which the broker or dealer made the suitability determination; and          that the broker or dealer received a signed, written agreement from the investor prior to the    transaction

~~1~~

Following a transaction, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

 Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules.  This may make it more difficult for investors to dispose of our common stock and depress the market value of our stock.

There are additional risks of investing in penny stocks whether in public offerings or in secondary trading, relating to commissions payable to both the broker dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

Item 3.  Management’s Discussion and Analysis of Financial Condition and Results of Operation. Shareholders’ Equity

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes, included in Item 8 of this Report. Unless otherwise specified, all dollar amounts are U.S. dollars

Overview

On December 23, 2010, the Company became a mineral exploration company through the acquisition of a mineral rights lease.   Prior to December 23, 2010, we were a carbon based measuring company.

The Company abandoned the carbon measuring business on December 23, 2010 upon termination of the license and consulting agreements.   The results of discontinued operations included in the Company’s financial statements for the year ended December 31, 2010 reflect the activity in this exited business.

Recent Developments

In December, management retained an independent geological firm, Aurora Geosciences Inc, to visit the Carson property and write an evaluation report under Canada’s National Instrument 43 101(“NI 43 101”) guidelines. Management upon the recommendation of the Qualified person under NI 43  101 David White, who completed the 43 101 report commits to a phased exploration of the Carson Property upon attainment of sufficient capital. Management is currently preparing an exploration budget based on this recommendation.

~~MD&A 1~~

 RESULTS OF OPERATIONS

Revenue    Nil

General and Administrative Expenses

General and administration expenses consist of fees incurred for bank charges, corporate filing fees and transfer agent fees.   The 2011 costs are similar to those incurred in 2010 except that $13,000 has been expensed to the statement of operations for engineering costs related to the 43 101 report prepared in January 2011.

Professional Fees

Professional fees consist of charges for legal services.  The increase in the 3 months ended March 31, 2011 as compared to 2010 is due to increased filing and disclosure costs as result of being SEC registrant for a full year, and also as a result of the Company commencing operations in 2010 and migrating or converting from a largely inactive shell company to a carbon based measuring company.

Consulting Fees

Nil

Interest expense

Interest expense represents interest accrued on loans from shareholders and other lenders. Additional advances in the three month period ended March 31, 2011 were $~~84,063.~~74,717. Interest is being accrued on these loans and advances at the rate of 12% per annum. Loans and advances are unsecured and have fixed terms of repayment.

Liquidity and Capital ~~Resource~~Resources

As at March 31,

		2011	2010
Cash and cash equivalents		$9,~~213~~619	$

Working capital deficiency	$	(~~164,031)~~273,286)	$

Financial Condition

The Company requires additional financing to cover costs that we expect to incur in 2011.  We have been able to obtain financial support from loans.  This will continue in 2011 until the Company is able to secure additional funding from equity financing through the sale of common stock or other securities.  Future financings could result in significant dilution of existing stockholders. The Company currently earns no operating revenues. The Company’s ability to continue as a going concern is uncertain and is dependent upon the generation of profits from mineral properties, obtaining additional financing or maintaining continued support from its shareholders and creditors.  In the event that additional financial support is not received or operating profits are not generated, the carrying values of the Company’s assets may be adversely affected. Current market conditions make the present environment for raising additional equity financing less favourable.

MD&A 2

Future funding requirements will depend on many factors, including but not limited to:          the geological merits of the Carson property

         results from Phase 1   Geology program on the Carson property

Formatted: Font: PMingLiU

         the geological merits of adjacent properties          selling opportunity of the Carson property to a mineral exploration company or joint venture and          the acquisition of other potential mineral properties

Currently, our only asset and potential revenue generating product is our mineral option agreement.  Further exploration is required in order to determine whether the asset can generate significant mineral revenues or be sold for a significant price.

There have been no material transactions in 2011 to May 17, 2011.

Contractual Obligations and Contingencies

					More than
	Payments due by period				5 years

		Less than 1
Contractual obligations	Total	year	1–3 years	3–5 years
Long Term Debt Mineral	$100,000	$35,000	$30,000	$35,000
Acquisition
Long Term Debt Loan 2 year	31,000		$31,000

[Purchase Obligations]
	$131,000	$35,000	$61,000
Total				$35,000

OffBalanceSheet Arrangements

As of March 31, 2011, there were no off balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S K.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these quarterly financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities.  On an ongoing basis, we evaluate our estimates, including those related to our intangible assets, uncollectible receivables, and stock based compensation.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Because this can vary in each situation, actual results may differ from these estimates under different assumptions or conditions.

MD&A 3

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our quarterly financial statements.                                                                            MD&A 3

Revenue Recognition

We recognize revenue when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products has occurred; (iii) the selling price is fixed or determinable; and (iv) collectability is reasonably assured.  In addition, we comply with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," which sets forth guidelines in the timing of revenue recognition based upon factors such as passage of title, installation, payments and customer acceptance.  Amounts received in excess of revenue recognizable under SAB No. 104 are deferred.

Valuation of Intangible and other Longlived Assets.

We periodically assess the carrying value of intangible and other long lived assets, which requires us to make assumptions and judgments regarding the future cash flows of these assets.  The assets are considered to be impaired if we determine that the carrying value may not be recoverable based upon our assessment of the following events or changes in circumstances:

         the asset's ability to continue to generate income from operations and positive cash flow in future periods;

         loss of legal ownership or title to the asset;          significant changes in our strategic business objectives and utilization of the asset(s); and          the impact of significant negative industry or economic trends.

If the assets are considered to be impaired, the impairment we recognize is the amount by which the carrying value of the assets exceeds the fair value of the assets.  Fair value is determined by a combination of third party sources and discontinued cash flows.  In addition, we base the useful lives and related amortization or depreciation expense on our estimate of the period that the assets will generate revenues or otherwise be used by us.  We also periodically review the lives assigned to our intangible assets to ensure that our initial estimates do not exceed any revised estimated periods from which we expect to realize cash flows from the technologies.  If a change were to occur in any of the above mentioned factors or estimates, the likelihood of a material change in our reported results would increase.

At Mach 31, 2011, there no assets  that are subject to amortization.

We determined that, as of March 31, 2011, there have been no significant events which may have affected the carrying value of the mineral acquisition right.

Stockbased Compensation

There were no stock options granted or stock option benefit incurred during the three month period ended March 31, 2011.

MD&A 4

Item  3.       Quantitative and Qualitative Disclosures about Market Risk

We do not have any market risk sensitive instruments at this moment.

Item 4.	Changes in and Disagreements with Accountants and Disagreements on Accounting and Financial Disclosure

  On March 11, 2011, the “Company” dismissed Soberman LLP ("Soberman").  The Company had engaged Soberman to audit its financial statements for the year ended December 31, 2010.  The decision to change accountants was approved and ratified by the Company’s Board of Directors.  No report on the financial statements of  the Company was delivered by Soberman, and therefore there were no reports by Soberman to the Company and/or its management containing an adverse opinion or disclaimer of opinion, nor were there any reports delivered that were qualified or modified as to uncertainty, audit scope, or accounting principle.  Additionally, since having engaged Soberman on June 4, 2010, no disagreements arose between Soberman and the Company (and/or its management) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure with respect to the Company, which disagreements if not resolved to the satisfaction of Soberman would have caused it to make reference to the subject matter of the disagreements in connection with any report on the Company’s financial statements for any period audited by Soberman.

The Company provided Soberman with a copy of the disclosures to be included in Item 4.01 of the Report on Form 8 K and requested that Soberman furnish the Company with a letter addressed to the Commission stating whether or not Soberman agrees with the foregoing statements.  A copy of the letter from Soberman to the Commission, dated March 29, 2011, was attached to the Report on Form 8 K filed by the Company on April 4, 2011.

Item  5.       Controls and Procedures.

(a)	Evaluation of disclosure controls andprocedures.

     We maintain disclosure controls and procedures (as defined in Exchange Act Rule 13a 15(e)) that are designed to assure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the  Securities and Exchange Commission’s rules and  forms, and that  such  information  is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As required by Exchange Act Rule 13a 15(b), as of the end of the period covered by this report, under  the  supervision  and  with  the  participation  of  our  Chief  Executive  Officer  and  Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures and concluded that our disclosure controls and procedures were ineffective as of the date of the original filing of this Form 10 Q and remain ineffective as of the date of filing of this amended 10 Q due to limited accounting and  reporting  personnel,  inadequate  accounting policies and procedures, and a lack of segregation of duties due to limited financial resources and the size of our company.  We will need to adopt additional disclosure controls and procedures prior to commencement  of  material  operations.  Consistent  therewith,  on  an  on going  basis  we  will evaluate the adequacy of our controls and procedures.

(b)   Changes in internal control over financial reporting.

     There were no changes in our internal control over financial reporting during the last fiscal quarter covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II

ITEM 1.        Directors, Executive Officers and Corporate Governance

~~.~~

Name	Position	Age	Date assumed
			Executive
			Officer,
			Director Position

Ben Fuschino	Director	49	December 23, 2010

Ryan Bignucolo	Director, President, Secretary	37	December 23, 2010

Ben Ward	Director	30	June 4, 2010

	Chief Financial Officer, Treasurer		December 23, 2010

The Company’s officers will not be paid any remuneration for their service, although the Board of Directors may determine to authorize the accrual of payments which would then be paid or otherwise satisfied in the future. The current members of the Board of Directors will serve for an indeterminate term, until the next meeting of the shareholders of the Company or until they resign (if sooner).

The Company has not adopted a code of ethics for its management and board of directors (including its President and Chief Financial Officer).  As the Company’s activities in 2010 and to date in 2011 were and are minimal, it was not felt that the development and adoption of a code of ethics was immediately necessary.  However, the Company’s board of directors will re consider whether it is appropriate and advisable that a code of ethics be developed and adopted in 2011, as business activities for the Company increase.

The Company does not have in place (nor has it adopted) any procedures by which security holders of the Company may recommend nominees to the Company’s board of directors.

The Company’s board of directors has not appointed an audit committee, and as a result the full board of directors of the Company currently serves as the audit committee.  The board of directors also has not determined whether or not the Company has an audit committee financial expert serving on the board (or the audit committee).  Currently, the board of directors felt that as the Company’s operations are minimal and that all members of the board bring different and valuable financial (and financial oversight and reporting) experience to the board’s consideration of the Company’s financial statements and financial reporting, a formal determination as to which directors should be designated as having the requisite skills and experience to be the audit committee financial expert would be left to a later date.

PART III – OTHE INFORMATION

Item 1.  Defaults Upon Senior Securities.

None.

Item 2.  Submission of Matters to a Vote of Security Holders.

  On June 4, 2010, shareholders of the Company approved the appointment of  new directors; and
  On  June  4, 2010, shareholders of the Company approved a change to the Company’s name and authorized the filing of the related certificate of amendment;

Item 3.  Other Information.

  On  March 30, 2011 the Company  dismissed its current audit  firm  and engaged a new audit firm to express an audit opinion on its December 31, 2010 financial statements.  The prior auditor had expressed no opinion on any financial statements and there were no matters of disagreement between the auditor and the Company (and/or  its management) on any matters of accounting principles or practice, financial statement disclosure, or auditing scope or procedures.

Item 4.  Exhibits.

The following exhibits are attached hereto:

Formatted: English (U.S.)

~~Exhibit No.~~	~~Description of Exhibit~~

~~31.1~~	~~Certification of our Chief Executive Officer pursuant to Rule 13a 15(e) and 15d~~
~~15(e), promulgated under the Securities and Exchange Act of 1934, as amended,~~
~~filed herewith.~~

~~31.2~~	~~Certification of our Chief Financial Officer pursuant to Rule 13a 15(e) and 15d~~
~~15(e), promulgated under the Securities and Exchange Act of 1934, as amended,~~
~~filed herewith.~~

~~32.1~~	~~Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as~~

  ~~adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002, filed herewith~~
  ~~Certification of our Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as~~
  ~~adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002, filed herewith~~

~~8~~

The following exhibits are attached hereto:

Exhibit No.	Description of Exhibit

31.1	Certification of our Chief Executive Officer pursuant to Rule 13a 15(e) and
15d 15(e), promulgated under the Securities and Exchange Act of 1934, as amended, filed herewith.

31.2	Certification of our Chief Financial Officer pursuant to Rule 13a 15(e) and
15d 15(e), promulgated under the Securities and Exchange Act of 1934, as amended, filed herewith.

32.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002, filed herewith.

32.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002, filed herewith.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Joshua Gold Resources Inc.

Date: ~~July 22~~September 13, 2011	By: /s/ Benjamin Ward

Benjamin Ward
Chief Executive Officer, President, Chief
Financial Officer and Director

Page 4: [1] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, Bold, Font color: Black, English (Canada)
Page 7: [2] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt
Page 7: [3] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [4] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Left, Tab stops: Not at 0.18" + 0.36"
Page 7: [5] Change	Collin Garner	9/13/2011 11:21:00	AM
Formatted Table
Page 7: [6] Formatted	Collin Garner	9/13/2011 11:21:00	AM
CurrentYearColHead, Tab stops: Not at 0" + 0.8"
Page 7: [7] Formatted	Collin Garner	9/13/2011 11:21:00	AM
TableLeftIndent, Left, Tab stops: Not at 0.18" + 0.36"
Page 7: [8] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, Bold, English (Canada)
Page 7: [9] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.93", Right + Not at 0" + 0.85"

Page 7: [10] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [11] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 1", Right + Not at 0" + 0.85"
Page 7: [12] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [13] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.93", Right + Not at 0" + 0.85"

Page 7: [14] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [15] Formatted	Collin Garner	9/13/2011 11:21:00	AM

StatementHeaderBold, Left, Space Before: 7.2 pt, Tab stops: Not at 0.18" + 0.36"

Page 7: [16] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [17] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.93", Right + Not at 0" + 0.85"

Page 7: [18] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [19] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 1", Right + Not at 0" + 0.85"
Page 7: [20] Formatted	Collin Garner	9/13/2011 11:21:00	AM

Font: Times New Roman, 10 pt, English (Canada)
Page 7: [21] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.93", Right + Not at 0" + 0.85"

Page 7: [22] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [23] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableBoldSpaceBefore, Left, Indent: Left: 0", Hanging: 0.16", Space Before: 10.8 pt, Tab stops: Not at 0.18" + 0.36"

Page 7: [24] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [25] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.93", Right + Not at 0" + 0.85"

Page 7: [26] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [27] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 1", Right + Not at 0" + 0.85"
Page 7: [28] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [29] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.93", Right + Not at 0" + 0.85"

Page 7: [30] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [31] Formatted	Collin Garner	9/13/2011 11:21:00	AM

StatementHeaderBold, Left, Space Before: 10.8 pt, Tab stops: Not at 0.18" + 0.36"

Page 7: [32] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [33] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Right: 0", Tab stops: 0.93", Right + Not at 0" + 0.85"
Page 7: [34] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [35] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Right: 0", Tab stops: 1", Right + Not at 0" + 0.85"
Page 7: [36] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [37] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [38] Formatted	Collin Garner	9/13/2011 11:21:00	AM
TableLeftIndent, Left, Tab stops: Not at 0.18" + 0.36"
Page 7: [39] Formatted	Collin Garner	9/13/2011 11:21:00	AM

Font: Times New Roman, 10 pt, English (Canada)
Page 7: [39] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [40] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.93", Right + Not at 0" + 0.85"

Page 7: [41] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, No underline, English (Canada)
Page 7: [42] Formatted	Collin Garner	9/13/2011 11:21:00	AM

PriorYearColumn, Right: 0", Bulleted + Level: 1 + Aligned at: 0.92" + Indent at: 1.17", Tab stops: 1", Right + Not at 0" + 0.85"

Page 7: [43] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, No underline, English (Canada)
Page 7: [44] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.93", Right + Not at 0" + 0.85"

Page 7: [45] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, No underline, English (Canada)
Page 7: [46] Formatted	Collin Garner	9/13/2011 11:21:00	AM
TableLeftIndent, Left, Tab stops: Not at 0.18" + 0.36"
Page 7: [47] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [48] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.93", Right + Not at 0" + 0.85"

Page 7: [49] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [50] Formatted	Collin Garner	9/13/2011 11:21:00	AM

PriorYearColumn, Right: 0", Bulleted + Level: 1 + Aligned at: 0.92" + Indent at: 1.17", Tab stops: 1", Right + Not at 0" + 0.85"

Page 7: [51] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [52] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.93", Right + Not at 0" + 0.85"

Page 7: [53] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [54] Formatted	Collin Garner	9/13/2011 11:21:00	AM
TableLeftIndent, Left, Tab stops: Not at 0.18" + 0.36"
Page 7: [55] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [56] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.93", Right + Not at 0" + 0.85"

Page 7: [57] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, No underline, English (Canada)
Page 7: [58] Formatted	Collin Garner	9/13/2011 11:21:00	AM

PriorYearColumn, Right: 0", Bulleted + Level: 1 + Aligned at: 0.92" + Indent at: 1.17", Tab stops: 1", Right + Not at 0" + 0.85"

Page 7: [59] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, No underline, English (Canada)
Page 7: [60] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.93", Right + Not at 0" + 0.85"

Page 7: [61] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [62] Formatted	Collin Garner	9/13/2011 11:21:00	AM
TableLeftIndent, Left, Tab stops: Not at 0.18" + 0.36"
Page 7: [63] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, Not Bold, English (Canada)
Page 7: [64] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.93", Right + Not at 0" + 0.85"

Page 7: [65] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [66] Formatted	Collin Garner	9/13/2011 11:21:00	AM

PriorYearColumn, Right: 0", Bulleted + Level: 1 + Aligned at: 0.92" + Indent at: 1.17", Tab stops: 1", Right + Not at 0" + 0.85"

Page 7: [67] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [68] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.93", Right + Not at 0" + 0.85"

Page 7: [69] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, English (Canada)
Page 7: [70] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Left, Tab stops: Not at 0.18" + 0.36"
Page 7: [71] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, Bold, English (Canada)
Page 7: [72] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Space Before: 7.2 pt, Tab stops: 0.93", Right + Not at 0" + 0.85"

Page 7: [73] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, No underline, English (Canada)
Page 7: [74] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, No underline, English (Canada)

Page 7: [75] Formatted Collin Garner 9/13/2011 11:21:00 AM

CurrentYearColumn, Right: 0", Tab stops: 0.93", Right + Not at 0" + 0.85"

Page 7: [76] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, No underline, English (Canada)
Page 7: [77] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, Bold
Page 7: [78] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Justified, Tab stops: 0", Left
Page 9: [79] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt, Not Bold
Page 9: [80] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Level 1, Indent: Left: 0", Tab stops: 0.25", Left + Not at 0.5"
Page 9: [81] Formatted	Collin Garner	9/13/2011 11:21:00	AM
English (Canada)
Page 9: [82] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Normal, Space After: 0 pt
Page 9: [83] Change	Collin Garner	9/13/2011 11:21:00	AM
Formatted Table
Page 9: [84] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [85] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColHead, Left, Space Before: 0 pt, After: 0 pt, Tab stops: Not at 0" + 0.8"

Page 9: [86] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [87] Formatted	Collin Garner	9/13/2011 11:21:00	AM
CurrentYearColHead, Left, Tab stops: 0.84", Right + Not at 0" + 0.8"
Page 9: [88] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [89] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [90] Formatted	Collin Garner	9/13/2011 11:21:00	AM
CurrentYearColHead, Left, Tab stops: Not at 0" + 0.8"
Page 9: [91] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [92] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [93] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [94] Formatted	Collin Garner	9/13/2011 11:21:00	AM

PriorYearColumnHead, Tab stops: Not at 0" + 0.8"
Page 9: [95] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [95] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [96] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [97] Formatted	Collin Garner	9/13/2011 11:21:00	AM
CurrentYearColHead, Left, Tab stops: 0.84", Right + Not at 0" + 0.8"
Page 9: [98] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [98] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [99] Formatted	Collin Garner	9/13/2011 11:21:00	AM
TableBoldSpaceBefore, Indent: Left: 0", First line: 0"
Page 9: [100] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, Font color: Black
Page 9: [101] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [102] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Tab stops: Not at 0" + 0.8"
Page 9: [103] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Centered, Tab stops: Not at 0" + 0.8"
Page 9: [104] Formatted	Collin Garner	9/13/2011 11:21:00	AM
TableBoldSpaceBefore, Indent: Left: 0", First line: 0"
Page 9: [105] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, Font color: Black
Page 9: [106] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [107] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Tab stops: Not at 0" + 0.8"
Page 9: [108] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Centered, Tab stops: Not at 0" + 0.8"
Page 9: [109] Formatted	Collin Garner	9/13/2011 11:21:00	AM
TableL2Indent, Left, Indent: Left: 0.3", Tab stops: Not at 0.46"
Page 9: [110] Change	Collin Garner	9/13/2011 11:21:00	AM
Formatted Table
Page 9: [111] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, Bold, English (Canada)

Page 9: [111] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, Bold, English (Canada)
Page 9: [112] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"

Page 9: [113] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [114] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 9: [115] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [116] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.85"
Page 9: [117] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [118] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableL2Indent, Left, Indent: Left: 0", First line: 0", Tab stops: Not at 0.36"

Page 9: [119] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [120] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"
Page 9: [121] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [122] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 9: [123] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [124] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.85"
Page 9: [125] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [126] Formatted	Collin Garner	9/13/2011 11:21:00	AM
TableL2Indent, Left, Indent: Left: 0.3", First line: 0"
Page 9: [127] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, Bold, English (Canada)
Page 9: [128] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"

Page 9: [129] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [130] Formatted	Collin Garner	9/13/2011 11:21:00	AM

PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 9: [131] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [132] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.85"
Page 9: [133] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [134] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableL2Indent, Left, Indent: Left: 0", First line: 0", Tab stops: Not at 0.53"

Page 9: [135] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [136] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"
Page 9: [137] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [138] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 9: [139] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [140] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.85"
Page 9: [141] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [142] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableL2Indent, Left, Indent: Left: 0", First line: 0", Tab stops: Not at 0.53"

Page 9: [143] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [144] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"
Page 9: [145] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [146] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 9: [147] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [148] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.85"
Page 9: [149] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)

Page 9: [150] Formatted Collin Garner 9/13/2011 11:21:00 AM

TableL2Indent, Left, Indent: Left: 0", First line: 0", Tab stops: Not at 0.53"

Page 9: [151] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [152] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"

Page 9: [153] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [154] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 9: [155] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [156] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.85"
Page 9: [157] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [158] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableBoldSpaceBefore, Left, Indent: Left: 0", Hanging: 0.16", Space Before: 7.2 pt, Tab stops: Not at 0.53"

Page 9: [159] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [160] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"

Page 9: [161] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [162] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 9: [163] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [164] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.85"
Page 9: [165] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [166] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableBoldSpaceBefore, Left, Indent: Left: 0", First line: 0", Tab stops: Not at 0.53"

Page 9: [167] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [168] Formatted	Collin Garner	9/13/2011 11:21:00	AM
TableLeft, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"

Page 9: [169] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [170] Formatted	Collin Garner	9/13/2011 11:21:00	AM
TableLeft, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 9: [171] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [172] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableLeft, Centered, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.85"

Page 9: [173] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [174] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableL1Indent, Left, Indent: Left: 0", First line: 0", Tab stops: Not at 0.53"

Page 9: [175] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [176] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"

Page 9: [177] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [178] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 9: [179] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [180] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.85"
Page 9: [181] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [181] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [182] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableL1Indent, Left, Indent: Left: 0", First line: 0", Tab stops: Not at 0.53"

Page 9: [183] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [184] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"

Page 9: [185] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [186] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 9: [187] Formatted	Collin Garner	9/13/2011 11:21:00	AM

Font: Times New Roman, English (Canada)
Page 9: [188] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.85"
Page 9: [189] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [190] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableL1Indent, Left, Indent: Left: 0", First line: 0", Tab stops: Not at 0.53"

Page 9: [191] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [192] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"

Page 9: [193] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [194] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 9: [195] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [196] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.85"
Page 9: [197] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [198] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableL1Indent, Left, Indent: Left: 0", First line: 0", Tab stops: Not at 0.53"

Page 9: [199] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [200] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"

Page 9: [201] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)
Page 9: [202] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 9: [203] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)
Page 9: [204] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.85"
Page 9: [205] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)
Page 9: [206] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableBoldSpaceBefore, Left, Indent: Left: 0", First line: 0", Tab stops: Not at 0.53"

Page 9: [207] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [208] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"

Page 9: [209] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)
Page 9: [210] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 9: [211] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)
Page 9: [212] Formatted	Collin Garner	9/13/2011 11:21:00	AM

PriorYearColumn, Left, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.85"

Page 9: [213] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)
Page 9: [213] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)
Page 9: [214] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 9: [215] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableBold, Left, Indent: Left: 0", First line: 0", Tab stops: Not at 0.18" + 0.36"

Page 9: [216] Change	Collin Garner	9/13/2011 11:21:00	AM
Formatted Table
Page 9: [217] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"

Page 9: [218] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 9: [219] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.85"
Page 9: [220] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, Font color: Black
Page 9: [221] Formatted	Collin Garner	9/13/2011 11:21:00	AM
TableBold, Indent: Left: 0"
Page 10: [222] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [223] Formatted	Collin Garner	9/13/2011 11:21:00	AM
CurrentYearColumn, Tab stops: 0.75", Right + Not at 0" + 0.8"
Page 10: [224] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Tab stops: 0.71", Right + Not at 0" + 0.8"
Page 10: [225] Formatted	Collin Garner	9/13/2011 11:21:00	AM

PriorYearColumn, Tab stops: 0.84", Right + Not at 0" + 0.8"
Page 10: [226] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, Font color: Black
Page 10: [227] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableBold, Left, Indent: Left: 0", First line: 0", Space Before: 7.2 pt, Tab stops: Not at 0.36" + 0.53"

Page 10: [228] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [229] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"

Page 10: [230] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)
Page 10: [231] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 10: [232] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)
Page 10: [233] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.85"
Page 10: [234] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)
Page 10: [235] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableBold, Left, Indent: Left: 0.19", Hanging: 0.18", Tab stops: Not at 0.53"

Page 10: [236] Change	Collin Garner	9/13/2011 11:21:00	AM
Formatted Table
Page 10: [237] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, Not Bold, English (Canada)
Page 10: [237] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, Not Bold, English (Canada)
Page 10: [238] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"

Page 10: [239] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [240] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 10: [241] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [242] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.85"
Page 10: [243] Formatted	Collin Garner	9/13/2011 11:21:00	AM

Font: Times New Roman, English (Canada)
Page 10: [244] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableBold, Left, Indent: Left: 0.19", Hanging: 0.18", Tab stops: Not at 0.53"

Page 10: [245] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [246] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"

Page 10: [247] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [248] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 10: [249] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [250] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.85"
Page 10: [251] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [252] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableBold, Left, Indent: Left: 0.31", Hanging: 0.18", Tab stops: Not at 0.53"

Page 10: [253] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [254] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"

Page 10: [255] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [256] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 10: [257] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [258] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.85"
Page 10: [259] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [260] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableBold, Left, Indent: Left: 0.31", Hanging: 0.18", Tab stops: Not at 0.4" + 0.53"

Page 10: [261] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [262] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"

Page 10: [263] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [264] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 10: [265] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [266] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.85"
Page 10: [267] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [268] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableBoldSpaceBefore, Left, Indent: Left: 0", First line: 0", Tab stops: Not at 0.4" + 0.53"

Page 10: [269] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [270] Formatted	Collin Garner	9/13/2011 11:21:00	AM
CurrentYearColumn, Left, Tab stops: 0.75", Right + Not at 0.18" + 0.36"
Page 10: [271] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [272] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Left, Tab stops: 0.71", Right + Not at 0.18" + 0.36"
Page 10: [273] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [274] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Left, Tab stops: 0.84", Right + Not at 0.18" + 0.36"
Page 10: [275] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [276] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableBoldSpaceBefore, Left, Indent: Left: 0", First line: 0", Tab stops: Not at 0.34" + 0.36"

Page 10: [277] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [278] Formatted	Collin Garner	9/13/2011 11:21:00	AM
CurrentYearColumn, Left, Tab stops: 0.75", Right + Not at 0.18" + 0.36"
Page 10: [279] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [279] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [280] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Left, Tab stops: 0.71", Right + Not at 0.18" + 0.36"
Page 10: [281] Formatted	Collin Garner	9/13/2011 11:21:00	AM

Font: Times New Roman, English (Canada)
Page 10: [282] Formatted	Collin Garner	9/13/2011 11:21:00	AM

PriorYearColumn, Left, Right: 0", Tab stops: 0.84", Right + Not at 0.18" + 0.36"

Page 10: [283] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [284] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableBoldSpaceBefore, Left, Indent: Left: 0", First line: 0", Tab stops: Not at 0.34" + 0.36"

Page 10: [285] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [286] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"

Page 10: [287] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)
Page 10: [288] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 10: [289] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)
Page 10: [290] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.91"
Page 10: [291] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)
Page 10: [292] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableBoldSpaceBefore, Left, Indent: Left: 0", Tab stops: Not at 0.36" + 0.4"

Page 10: [293] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, Not Bold, English (Canada)
Page 10: [294] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"

Page 10: [295] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [295] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [296] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 10: [297] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 10: [298] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.85"
Page 10: [299] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)

Page 10: [300] Formatted Collin Garner 9/13/2011 11:21:00 AM

TableBoldSpaceBefore, Left, Indent: Left: 0", Tab stops: Not at 0.36" + 0.4"

Page 10: [301] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, Not Bold, English (Canada)
Page 10: [302] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"

Page 10: [303] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)
Page 10: [304] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 10: [305] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)
Page 10: [306] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.91"
Page 10: [307] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)
Page 10: [308] Formatted	Collin Garner	9/13/2011 11:21:00	AM

TableBoldSpaceBefore, Left, Indent: Left: 0", Hanging: 0.16", Right: 0.7", Space Before: 7.2 pt, Tab stops: Not at 0.36" + 0.4"

Page 10: [309] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, Not Bold, English (Canada)
Page 10: [310] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)
Page 10: [311] Formatted	Collin Garner	9/13/2011 11:21:00	AM

CurrentYearColumn, Right: 0", Tab stops: 0.75", Right + Not at 0" + 0.85"

Page 10: [312] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)
Page 10: [312] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)
Page 10: [313] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.71", Right + Not at 0" + 0.85"
Page 10: [314] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)
Page 10: [315] Formatted	Collin Garner	9/13/2011 11:21:00	AM
PriorYearColumn, Right: 0", Tab stops: 0.84", Right + Not at 0" + 0.95"
Page 10: [316] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)
Page 10: [316] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, No underline, English (Canada)

Page 10: [317] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt
Page 10: [317] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt
Page 10: [317] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, 10 pt
Page 11: [318] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 11: [319] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 11: [320] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 11: [321] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 11: [322] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 11: [323] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 11: [324] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 11: [325] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 11: [326] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 11: [327] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, English (Canada)
Page 11: [328] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Numbered + Level: 1 + Numbering Style: 1, 2, 3,	+ Start at: 1 + Alignment: Left + Aligned
at: 0.28" + Indent at: 0.53"
Page 11: [329] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, Font color: Black, English (Canada)
Page 11: [330] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Normal, Justified, Indent: Left: 0.5", Line spacing: single
Page 11: [331] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, Font color: Black, English (Canada)
Page 11: [332] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, Font color: Black, English (Canada)
Page 11: [333] Formatted	Collin Garner	9/13/2011 11:21:00	AM
Font: Times New Roman, Font color: Black, English (Canada)